                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-32972

PROSPECTUS SUPPLEMENT
(To prospectus dated June 4, 2001)

                                3,000,000 SHARES

                             [FUELCELL ENERGY LOGO]

                                  COMMON STOCK

                             ----------------------

     FuelCell Energy, Inc. is selling all of the shares. The shares are quoted on the Nasdaq National Market under the symbol "FCEL." On June 11, 2001, the last bid price of the shares as reported on the Nasdaq National Market was $80.89 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

     The underwriter has agreed to purchase the shares from FuelCell Energy for $70.00 per share. The proceeds to FuelCell Energy from the sale will be $210,000,000. The shares are being initially offered to the public at $72.50 per share.

     The underwriter may also purchase up to an additional 450,000 shares from FuelCell Energy for $70.00 per share within 30 days from the date of this prospectus supplement to cover over-allotments.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

     The shares will be ready for delivery on or about June 15, 2001.

                             ----------------------

                              MERRILL LYNCH & CO.

                             ----------------------

            The date of this prospectus supplement is June 11, 2001.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-1
Use of Proceeds.............................................   S-5
Capitalization..............................................   S-5
Price Range of Common Stock.................................   S-6
Business....................................................   S-7
Management..................................................  S-23
Principal Stockholders......................................  S-25
Underwriting................................................  S-27
Legal Matters...............................................  S-29

                            PROSPECTUS
About This Prospectus.......................................     2
Risk Factors................................................     3
FuelCell Energy, Inc. ......................................    14
Where You Can Find More Information.........................    14
Forward-Looking Statements..................................    16
Ratio of Earnings to Fixed Charges..........................    17
Use of Proceeds.............................................    17
Dividend Policy.............................................    17
Description of Debt Securities..............................    17
Description of Preferred Stock..............................    25
Description of Common Stock.................................    28
Plan of Distribution........................................    31
Legal Matters...............................................    32
Experts.....................................................    32

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                   STATEMENT ABOUT INDUSTRY AND MARKET DATA;
             CERTAIN TERMINOLOGY USED IN THIS PROSPECTUS SUPPLEMENT

     Information contained in this prospectus supplement concerning the electric power supply industry and the distributed generation market, our general expectations concerning this industry and this market and our position within this industry are based on market research, industry publications and other publicly available information and on assumptions made by us, based on this information and our knowledge of this industry and this market, which we believe to be reasonable. Although we believe that the market research, industry publications and other publicly available information are reliable, including the sources that we cite in this prospectus supplement, they have not been independently verified by us and, accordingly, we cannot assure you that such information is accurate in all material respects. Our estimates, particularly as they relate to our general expectations concerning the electric power supply industry and the distributed generation market, involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors" in the accompanying prospectus.

     As used in this prospectus supplement, all degrees refer to Fahrenheit (degrees F) and kilowatt and megawatt numbers designate nominal or rated capacity of the referenced power plant. As used in this prospectus supplement, "efficiency" or "electrical efficiency" means the ratio of the electrical energy
(AC) generated in the conversion of a fuel to the total energy contained in the fuel; "overall energy efficiency" refers to efficiency based on the electrical output plus useful heat output of the power plant; "kilowatt" (kW) means 1,000 watts; "megawatt" (MW) means 1,000,000 watts; "megawatt hour" (MWh) is equal to 1 MW of power supplied to or taken from an electric circuit steadily for one hour; and "kilowatt hour" (kWh) is equal to 1 kW of power supplied to or taken from an electric circuit steadily for one hour.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully, including "Risk Factors" in the accompanying prospectus and the documents incorporated by reference, before making an investment decision. Direct FuelCell(R) is a registered trademark of FuelCell Energy, Inc.

                             FUELCELL ENERGY, INC.

     We are a leading developer of carbonate fuel cell technology for stationary power generation. We have designed and are beginning to commercialize fuel cell power plants that offer significant advantages compared to existing power generation technology. These advantages include higher fuel efficiency, significantly lower emissions, quieter operation, lower vibration, flexible siting and permitting requirements, scalability and potentially lower operating, maintenance and generation costs. We have conducted successful field trials of 250 kW and 2 MW units.

     Our initial market entry commercial products will be rated at 250 kW, 1 MW and 2 MW in capacity. We have designed our mature commercial products in three configurations: 300 kW, 1.5 MW and 3 MW. Our products are targeted for utility, commercial and industrial customers in the growing distributed generation market for applications up to 10 MW. We are also developing new products, based on our existing power plant design, for applications in the 10 to 50 MW range. We expect to enter the commercial market with our sub-megawatt class product in late 2001 and with our megawatt class products in 2002.

     Our carbonate fuel cell, known as the Direct FuelCell(R), is so named because of its ability to generate electricity directly from a hydrocarbon fuel, such as natural gas, by reforming the fuel inside the fuel cell itself to produce hydrogen. We believe that this "one-step" reforming process results in a simpler, more efficient and cost-effective energy conversion system compared with external reforming fuel cells. External reforming fuel cells, such as proton exchange membrane (PEM) and phosphoric acid, generally use complex, external fuel processing equipment to convert the fuel into hydrogen. This external equipment increases capital cost and reduces electrical efficiency.

     Our Direct FuelCell(R) has been demonstrated using a variety of hydrocarbon fuels, including natural gas, methanol, ethanol, biogas and coal gas. Our commercial Direct FuelCell(R) power plant products are expected to achieve an electrical efficiency of between 50% and 57%. Depending on location, application and load size, we expect that a cogeneration configuration will reach an overall energy efficiency of between 70% and 80%. The following diagram shows the difference between a typical low temperature, external reforming fuel cell and our Direct FuelCell(R) in the conversion of fuel into electricity.

         [LOW TEMPERATURE EXTERNAL                       [HIGH TEMPERATURE INTERNAL
            REFORMING FUEL CELL                          REFORMING DIRECT FUEL CELL
                 DIAGRAM]                                         DIAGRAM]

     Our designs use the basic single fuel cell stack incorporated in our 300 kW sub-megawatt class product as the building block for our 1.5 MW and 3 MW products. All three of our products will offer the capability for cogeneration using the heat by-product for high pressure steam, district heating and air conditioning.

     We believe that our initial commercial sales will be to "early adopters." Energy users that are unable to or choose not to site traditional combustion based generation or energy users that need more reliable electricity sources than provided by the grid or current diesel back-up generators and batteries may be willing to pay higher prices per kW to obtain the power that they need. We believe examples of "early adopters" will be municipalities in heavy smog areas as well as hospitals and data centers. We believe that these initial customers will enable us to increase volume and subsequently implement our cost reduction plan. As a result, we believe we will eventually be able to provide a lower cost product and therefore achieve greater market potential with more traditional commercial and industrial customers.

                                 OUR STRENGTHS

     We believe our competitive strengths include the following:

     - LEADING TECHNOLOGY. We believe our Direct FuelCell(R) technology and products are best suited for stationary power generation and many applications within the distributed generation market. We believe that the advantages of our Direct FuelCell(R) technology include high efficiency, optimal operating temperature, an ability to operate at atmospheric pressure, multiple fuel capability and scalability.

     - FIELD TRIALS AND DEMONSTRATION PROJECTS. We have extensive experience in testing our products in a variety of conditions and settings and on a range of fuels. Four significant demonstrations are our "proof-of-concept" 2 MW fuel cell power plant in Santa Clara, California, our 250 kW Direct FuelCell(R) grid-connected power plant at our headquarters in Danbury, Connecticut and the 250 kW power plant of MTU-Friedrichshafen-GmbH (MTU), one of our stockholders and a subsidiary of DaimlerChrysler, that incorporates our Direct FuelCell(R) as its fuel cell component, at the University of Bielefeld in Bielefeld, Germany and at the Rhon Clinic in Bavaria, Germany.

      During the remainder of 2001, we expect to conduct several field trials and demonstration projects, including field trials of a 250 kW fuel cell power plant at the Mercedes-Benz facility in Tuscaloosa, Alabama, utilizing MTU's design, and a 250 kW fuel cell power plant at the headquarters of the Los Angeles Department of Water and Power (LADWP).

     - ADVANCED MANUFACTURING PROCESSES AND DESIGN. We have devoted considerable resources since 1991 to designing our products and developing our manufacturing processes to enable us to satisfy production requirements in a cost-effective manner. Our processes have been developed to manufacture one building block component, the sub-megawatt class fuel cell stack, which can be cost-effectively combined to produce our megawatt class products. In the first calendar quarter of 2001, we started production at our new 65,000 square foot facility in Torrington, Connecticut, which we expect will meet near term demand for commercial field trials of our Direct FuelCell(R) products.

     - KEY RELATIONSHIPS. We have several strategic relationships and alliances that we plan to continue to develop consistent with our commercialization plan. In September 2000, we entered into a distribution agreement with PPL EnergyPlus, LLC, a subsidiary of PPL Corporation (PPL), to become the first North American distributor of our Direct FuelCell(R) products and an alliance agreement with an affiliate of Enron North America Corp. (Enron) that could result in the sale of at least 55 MW of our sub-megawatt class (250 kW) or larger sized Direct FuelCell(R) products through September 2002.

     - INTELLECTUAL PROPERTY. We have 40 U.S. and 99 international patents covering our fuel cell technology (in certain cases covering the same technology in multiple jurisdictions). Of the 40 U.S. patents, 36 relate to our Direct FuelCell(R) technology. We also have submitted 10 U.S. and 29 international patent applications. We believe that our patents provide us with a significant competitive advantage in the markets in which we compete. We also believe, however, that the viability of our business is not dependent on any one single patent.

     - STRONG MANAGEMENT TEAM. We believe that we have a strong management team with the vision, experience and skills necessary to enable us to achieve our objectives.

                                  OUR STRATEGY

     Our business objective is to be the leading provider of carbonate fuel cell products for stationary power generation. We plan on being the first to provide high quality, low cost sub-megawatt and megawatt class fuel cell power plants to the distributed generation market. We plan to manufacture our proprietary fuel cell stack components and to purchase balance of plant equipment from suppliers as modularized packages that will either be delivered to the power plant site for assembly with our fuel cell stack components or be assembled at our manufacturing facility for delivery to the power plant site. We plan on continuing to be an industry leader in carbonate fuel cell technology focused on expanding our proprietary technology and developing future applications, products and markets for that technology. To accomplish our objective, we plan to:

     - FOCUS ON OUR SUPERIOR TECHNOLOGY FOR STATIONARY MARKETS

     - DEMONSTRATE OUR SUPERIOR TECHNOLOGY

     - DEVELOP DISTRIBUTION ALLIANCES AND CUSTOMER RELATIONSHIPS

     - EXPAND MANUFACTURING CAPACITY

     - ACHIEVE PROFITABILITY BY REDUCING COSTS

     - BENEFIT FROM STRATEGIC RELATIONSHIPS AND ALLIANCES

     - CREATE BRAND AWARENESS

     - AGGRESSIVELY PROTECT INTELLECTUAL PROPERTY

     - DEVELOP PRODUCTS FOR THE 10 TO 50 MW DISTRIBUTED GENERATION MARKETS

     - DEVELOP DIESEL FUELED APPLICATIONS FOR ADDITIONAL MARKETS

     - DEVELOP NEXT GENERATION PRODUCTS

                                  THE OFFERING

Common stock offered by us....   3,000,000 shares

Shares outstanding after the
offering......................   18,794,575 shares

Use of proceeds...............   For expansion of our manufacturing capacity and
                                 for general corporate purposes, including research and development, field trial support and working capital.

Risk factors..................   See "Risk Factors" on page 3 of the
                                 accompanying prospectus and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market
symbol........................   FCEL

     The outstanding share information is based upon the shares of common stock outstanding as of April 30, 2001. The number of shares outstanding after the offering excludes 2,825,990 shares reserved for issuance under our stock option plans, of which options to purchase 2,096,726 shares have been issued at a weighted average exercise price of $18.04 per share and 983,852 options have vested. The number of shares outstanding after the offering also excludes 1,300,000 shares reserved for issuance under outstanding warrants that have not vested. This number assumes that the underwriter's over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 450,000 shares.

     On November 16, 1999, we paid a stock dividend of one additional share of common stock for every two shares of our common stock held on November 1, 1999, the record date. On September 13, 2000, we paid an additional stock dividend of one additional share for every one share of our common stock held on September 6, 2000, the record date. All per share data and share data in this prospectus supplement have been adjusted retroactively to give effect to these stock dividends.

     Our board of directors has declared an additional stock dividend of one additional share of common stock for every share of our common stock payable on June 19, 2001 to holders of record on June 12, 2001, the record date. The per share data and share data in this prospectus supplement have not been restated to give effect to this pending stock dividend.
                            ------------------------

     Our principal executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813. Our telephone number at that location is (203) 825-6000 and our Internet address is www.fuelcellenergy.com. The information contained on our web site is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

                                USE OF PROCEEDS

     We intend to use the net proceeds from this offering as follows:

     - approximately $105 million for manufacturing equipment, manufacturing facilities and other capital expenditures to support our commercialization activities; and

     - the balance for general corporate purposes, including research and development (approximately $30 million), field trial support and working capital.

     We have not yet determined the amount of net proceeds to be used for each of the purposes indicated above. Accordingly, our board of directors and our management will have broad discretion over the use of the net proceeds of the offering. Pending these uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                 CAPITALIZATION

     The following table shows our capitalization on an actual (unaudited) basis as of April 30, 2001 and on an as adjusted basis to reflect this offering of common stock after estimated offering expenses but before exercise of the underwriter's over-allotment option. You should read this table together with our consolidated financial statements and the notes thereto included in the documents that we incorporate by reference in this prospectus supplement and the accompanying prospectus.

                                                               AS OF APRIL 30, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $ 58,976     $268,476
                                                              ========     ========
Current portion of long-term debt...........................  $  1,550     $  1,550
                                                              ========     ========
Shareholders' equity:
  Common stock, $.0001 par value per share, 150,000,000
     shares authorized; 15,794,575 shares issued and
     outstanding, actual; 18,794,575 shares issued and
     outstanding, as adjusted...............................  $      2     $      2
  Additional paid-in capital................................    86,859      296,359
  Accumulated deficit.......................................   (11,651)     (11,651)
                                                              --------     --------
     Total shareholders' equity.............................    75,210      284,710
                                                              --------     --------
          Total capitalization..............................  $ 75,210     $284,710
                                                              ========     ========

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been publicly traded since June 25, 1992. From February 26, 1997 through June 6, 2000 it was traded on the American Stock Exchange. Since June 7, 2000, it has been quoted on the Nasdaq National Market under the symbol "FCEL."

     The following table sets forth the range of high and low sales prices of our common stock as reported on the American Stock Exchange and the Nasdaq National Market, as applicable, for fiscal years 1999, 2000 and 2001 to date:

                                                               HIGH       LOW
                                                              -------    ------
YEAR ENDED OCTOBER 31, 1999
  First Quarter.............................................  $  5.13    $ 3.88
  Second Quarter............................................     4.83      2.69
  Third Quarter.............................................     6.46      3.50
  Fourth Quarter............................................    10.58      5.38
YEAR ENDED OCTOBER 31, 2000
  First Quarter.............................................  $ 31.50    $ 8.42
  Second Quarter............................................    47.75     15.75
  Third Quarter.............................................    40.56     18.00
  Fourth Quarter............................................   108.75     31.63
YEAR ENDING OCTOBER 31, 2001
  First Quarter.............................................  $ 83.50    $45.25
  Second Quarter............................................    72.50     38.50
  Third Quarter (through June 11)...........................    93.44     63.10

     On June 11, 2001, the last bid price of the common stock as reported on the Nasdaq National Market was $80.89 per share. As of June 8, 2001, there were 15,803,830 shares of our common stock outstanding held by approximately 322 holders of record.

                                    BUSINESS

OUR DIRECT FUELCELL(R) TECHNOLOGY

     We have been developing fuel cell technology since our founding in 1969 and carbonate fuel cells since the mid-1970s. Fuel cell systems represent an environmentally friendly alternative power generation source when compared to traditional combustion technologies, such as gas turbines or internal combustion engines, that can potentially yield a lower cost of electricity, primarily because of lower fuel and maintenance costs. A fuel cell converts a hydrocarbon fuel, such as natural gas, into electricity without combustion of the fuel. The only by-products of the fuel cell are heat and water and limited emissions of carbon dioxide.

     A fuel cell power plant can be thought of as having two basic segments: the fuel cell stack module, the part that actually produces the electricity, and the "balance of plant," which includes various fuel handling and processing equipment, including pipes and blowers, computer controls, inverters to convert the DC output of the fuel cell to AC and other related equipment.

     Conventional non-nuclear power plants burn a hydrocarbon fuel, such as coal, oil or natural gas, to create heat. The heat boils water, converting it to steam, which rotates a turbine, which produces electricity. Some large power plants use a combined cycle approach where the gas is fired in the turbines and the exhaust heat produces steam, which generates additional power in steam turbines. Each step in these processes consumes some of the potential energy in the fuel, and the combustion process typically creates emissions of sulfur and nitrogen oxides, carbon monoxide, soot and other air pollutants.

     Because of the non-combustion, non-mechanical power generation process, fuel cells are more efficient than comparable conventional power plants. Emissions of sulfur and nitrogen oxides from fuel cells are nearly zero, and other pollutants are minimal or non-existent. With the only moving parts being the air blower, in contrast to large rotating turbines, fuel cells are quieter than these turbines. Also, since they are quieter than other power generation sources, fuel cells can be located near the customer and provide both electrical and thermal energy. In addition, fuel cells typically achieve high efficiency at extremely small sizes, allowing fuel cells to satisfy the needs of the distributed generation market, such as providing electrical power to a hospital or a retail store.

     The following table shows our estimates of the electrical efficiency, operating temperature, proposed capacity range and certain other operating characteristics of single-cycle PEM, phosphoric acid, carbonate (Direct FuelCell(R)) and solid oxide fuel cells operating on hydrocarbon fuels such as natural gas:

                                                         OPERATING
                                           ELECTRICAL   TEMPERATURE    PROPOSED
                                           EFFICIENCY    (DEGREES      CAPACITY      BY-PRODUCT
FUEL CELL TYPE           ELECTROLYTE          (%)           F)          RANGE         HEAT USE
--------------       -------------------   ----------   -----------   ----------   ---------------
PEM                        Polymer          30-35            180       25kW to       Warm Water
                          Membrane                                      250kW
Phosphoric Acid          Phosphoric         35-40            400       50kW to        Hot Water
                            Acid                                        200kW
CARBONATE             POTASSIUM/LITHIUM     50-57           1200       250KW TO     HIGH PRESSURE
(DIRECT                   CARBONATE                                      3MW            STEAM
  FUELCELL(R))
Solid Oxide              Stabilized         45-50           1800       25kW to      High Pressure
                      Zirconium Dioxide                                  3MW            Steam
                           Ceramic

     Our carbonate fuel cell, known as the Direct FuelCell(R), operates at approximately 1200 degreesF, which is a higher temperature than most other fuel cells. This is an optimal temperature that avoids the use of precious metal electrodes required by lower temperature fuel cells, such as PEM and phosphoric acid, and the more expensive metals and ceramic materials required by higher temperature fuel cells, such as solid oxide. As a result, less expensive electrocatalysts and readily available metals are used in our design and high quality by-product heat energy is available for cogeneration.

     Our Direct FuelCell(R) is so named because of its ability to generate electricity directly from a hydrocarbon fuel, such as natural gas, by reforming the fuel inside the fuel cell itself to produce hydrogen. We believe that this "one-step" reforming process results in a simpler, more efficient and cost-effective energy conversion system compared with external reforming fuel cells. External reforming fuel cells, such as PEM and phosphoric acid, generally use complex, external fuel processing equipment to convert the fuel into hydrogen. This external equipment increases capital cost and reduces electrical efficiency.

     Our Direct FuelCell(R) has been demonstrated using a variety of hydrocarbon fuels, including natural gas, methanol, ethanol, biogas and coal gas. Our commercial Direct FuelCell(R) power plant products are expected to achieve an electrical efficiency of between 50% and 57%. Depending on location, application and load size, we expect that a cogeneration configuration will reach an overall energy efficiency of between 70% and 80%.

THE ELECTRIC POWER SUPPLY INDUSTRY AND DISTRIBUTED GENERATION

     According to the DOE's report Energy Information Administration Energy Outlook 2001, a projected 231,000 MW of new generating capacity will be needed by 2010 to meet the growing demand for electricity in the United States and to offset planned retirements of existing generating capacity. It is estimated that up to 37% of this new capacity will be met by distributed generation technologies. We believe that through 2020 approximately $300 to $500 billion of facilities and equipment for new generating capacity and for replacement of retired capacity will be required to meet the growing demand for electricity in the United States. Reliance upon the existing infrastructure has been and continues to be problematic due to capacity constraints, environmental concerns and other issues. In addition, utility deregulation is creating new challenges and opportunities in the electric power supply industry. This evolving competitive industry environment, coupled with the consumer demand for more reliable, accessible and competitively priced sources of electric power, is driving traditional energy providers to develop new strategies and seek new technologies for electricity generation, transmission and distribution.

     One solution to meet the growing worldwide demand for electricity is distributed generation. The Distributed Power Coalition of America defines distributed generation as "any small scale power generation technology that provides electric power at a site closer to customers than central station generation." We believe distributed generation should play a growing role in electricity generation in the United States and around the world due to five related, global trends.

     The first and most important trend is electricity deregulation, resulting in part from the Energy Policy Act of 1999, which called for open access for consumers. In deregulation, the traditional electric utilities will no longer be integrated providers of electricity to a captive geographic area. Most deregulation policies focus on separating the utility's three business lines (generation, transmission/distribution and marketing). Most legislation intends to create competitive markets in the generation and marketing of power while leaving the transmission and distribution function as a regulated operation, much the way natural gas was deregulated in the late 1980s and early 1990s. Thus, although it is still unclear in some states as to the timing of implementation, deregulation ultimately should allow new entrants into the electricity generation business, as customers will be free to choose power producers and marketers. In addition, "green power" initiatives and pollution credit legislation associated with deregulation favor clean fuel cell power plants.

     The second trend accelerating distributed generation is the rapid improvement of electricity generation technology, especially small gas turbines and fuel cells. These improvements have resulted in dramatically lower costs for smaller operating units and increased operating efficiency, allowing these technologies to begin to become cost competitive with traditional grid-based electrical generation.

     A third related trend is the need for today's increasingly digital economy to have reliable power, often referred to as "high nines" reliability. Modern electrical components are intolerant of voltage surges, sags or spikes and power interruptions can cause computers and other sensitive equipment to be out of service for prolonged periods of time or cause the loss of data entirely. A 1999 study by the Electric Power Research Institute estimated that electric power problems annually cost U.S. industry more than $30 billion. In March 2000, the DOE released a report of the findings and recommendations of its Power

Outage Study Team, which included removing barriers to distributed generation and adopting energy efficient technologies. Distributed generation technology, and fuel cells in particular, may promise power that is more reliable and less susceptible to disturbances due to its proximity to the user and the nature of its electrochemical generation.

     A fourth trend is capacity constraints. We believe that expansion of the existing electricity infrastructure, both transmission and generating assets, may not reliably meet growth in the demand for electricity. Electric power demand is increasing as a function of global technology and population expansion and as a substitute for other energy sources. According to industry sources, capacity reserve margins, which represent the amount of excess generation capacity available during peak usage periods, have decreased in the United States from 33% in 1982 to 14% in the summer of 1999. In addition, global electrification has the potential to reduce resource consumption growth by up to 50% by 2050. Increasing the existing and aging infrastructure to address the increasing demand for electricity will be capital intensive, time consuming and may be restricted by environmental concerns. Fuel cells could be a key element in resolving electric power shortages through distributed generation in areas such as California.

     The final trend is an increasing worldwide awareness of environmental issues, especially air pollution. One step to reducing air pollution is cutting down on the amount of electricity generated by oil and coal-fired power plants. Most distributed generation technologies use natural gas, biogas or diesel fuels, however, fuel cells are one of the cleanest methods for generating electric power due to the lack of combustion and higher operating efficiencies. These five trends are converging rapidly in the United States.

     In its 1999 report on Small Scale Power Generation, Business Communications Co., Inc. states that fuel cells have emerged as one of the most promising technologies for meeting the growing worldwide energy needs. They project that during the period between 1998 and 2003, distributed generation will grow at an average annual rate of 14.9% in the United States and 28.4% worldwide, and that the total annual market in 2003 for fuel cells can be expected to reach $1.1 billion in the United States. We expect this trend to grow beyond 2003 as fuel cells gain market acceptance and fuel cell product cost begins to challenge the product cost of traditional generating technologies.

     We believe that the growth of the distributed generation market combined with the continuing deregulation of the utility industry, and the increasing demands for higher efficiency, higher quality, more reliable, more environmentally friendly and lower cost power generation capacity, provide market opportunities for our Direct FuelCell(R) products.

OUR PRODUCTS AND TARGET MARKETS

     Our initial market entry commercial products will be rated at 250 kW, 1 MW and 2 MW in capacity. We have designed our mature commercial products in three configurations: 300 kW, 1.5 MW and 3 MW. Our products are targeted for utility, commercial and industrial customers in the growing distributed generation market for applications up to 10 MW. We are also developing new products, based on our existing power plant design, for applications in the 10 to 50 MW range. Our designs use the basic single fuel cell stack incorporated in our 300 kW sub-megawatt class product as the building block for our 1.5 MW and 3 MW products. All three of our products will offer the capability for cogeneration where the heat by-product is suitable for high pressure steam, district heating and air conditioning.

     Our sub-megawatt class product is a skid-mounted, compact power plant that could be used to power a light industrial or commercial facility, 100 home subdivision or other similar sized applications. Additional units could subsequently be added to meet incremental demand growth. We expect to bring our sub-megawatt class product to market in late 2001.

     Customers with larger power requirements will look to our megawatt class power plants that combine several fuel cell stacks to provide increased power output. The megawatt class products are designed to

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meet the power requirements of customers such as industrial facilities, data centers, shopping centers, wastewater treatment plants, office buildings, hospitals and hotels. We expect to bring our megawatt class products to market in 2002.

     We expect that the initial capital cost of our Direct FuelCell(R) power plant products will be higher on a per kW basis than that of alternative power generation sources, such as gas turbines. We believe, however, that once our products have achieved full and sustained commercial production, as discussed below, the higher projected efficiency of our products (and the resulting lower total fuel costs) will make the cost of generating electricity using our Direct FuelCell(R) power plants competitive with the cost of generating electricity using other alternative power generation technologies.

     We are targeting our initial commercialization efforts for the following stationary power applications:

     - customers with a requirement for premium power quality or 24 hour a day, 7 day a week reliability;

     - customers in regions where air pollution requirements are particularly strict;

     - those seeking to address electric grid distribution or transmission shortages or congestion;

     - industrial and commercial customers who can make use of the high quality heat by-product for cogeneration;

     - customers with opportunity fuels such as wastewater treatment gas or other waste gases from industrial processes;

     - utility and non-utility power producers who want to improve their knowledge of fuel cell technology; and

     - customers who possess several of the above characteristics.

     Our commercialization efforts after these initial applications will largely depend on how the distributed generation market develops as well as on our ability to lower the cost of our products. We believe our efforts will continue to focus on commercial and industrial end markets where self-generation is a viable option. We will focus on energy service providers, specialty distributors and original equipment manufacturers (OEMs) as potential buyers and distributors of our products. Utilities are also potential customers as they will need to add generating capacity to meet increasing demand.

     In connection with the DOE's Vision 21 program, we are designing a 40 MW ultra-high efficiency power system that will combine our Direct FuelCell(R) and a gas turbine that we expect will compete for applications between 10 and 50 MW in the distributed generation market. In addition, because of the ability to operate on a variety of hydrocarbon fuels, we are currently developing in conjunction with the U.S. Navy, a Direct FuelCell(R) power plant to provide power to ships using diesel fuel. An additional, related market would be the cruise ship industry, which we believe has substantial "hotel" power needs. We believe that all the power required by a cruise ship, except for propulsion, could be provided by a diesel-powered Direct FuelCell(R) power plant. A diesel-powered fuel cell could also be used by many island communities that have limited natural gas or similar resources and rely on the use of diesel fuel for the generation of electricity. Lastly, the U.S. Coast Guard Research and Development Center recently awarded us a contract to design and install a 3kW cell power system, using methanol for fuel, at the Cape Henry Lighthouse in Virginia. The field test of the system, planned for the third calendar quarter of 2001, is expected to demonstrate fuel cell capabilities at remote sites.

     We believe that the advantages of our Direct FuelCell(R) technology include the following:

     - High Efficiency. The high efficiency, internal fuel reforming system incorporated within our Direct FuelCell(R) leads to a simpler, more cost-effective power plant with superior operating characteristics that offer a variety of benefits to energy providers and end users. The elimination of external reforming contributes to higher operating efficiency, lower fuel use and, therefore, lower operating costs compared to competing fuel cell technologies.

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     - Optimal Operating Temperature.  Our Direct FuelCell(R) operates at a temperature of approximately 1200 degreesF. This temperature generates high quality by-product heat that provides superior energy efficiencies and allows the use of multiple fuels. This operating temperature avoids combustion of the fuel and, as a result, reduces pollutants to a minimal level. It also allows the fuel cell to be built with less expensive and commonly available materials.

     - Atmospheric Pressure. Our Direct FuelCell(R) operates at atmospheric pressure. This enables it to be constructed at a lower cost than other fuel cell systems, such as PEM and solid oxide, that operate in a pressurized environment. This also allows our Direct FuelCell(R) to operate unattended with lower maintenance intervals, and greatly enhances its operating lifetime.

     - Multiple Fuel Capacity. Because of the internal fuel reforming system and the high operating temperature, our Direct FuelCell(R) has the capability to operate using multiple fuel sources, including natural gas, oil, gasoline, diesel, propane, methanol, ethanol, biogas and coal gas. We think that this provides a distinct competitive advantage in that it enables our Direct FuelCell(R) to be used in a variety of applications where the supply or delivery of natural gas is limited.

     - Scalability. Our power plant design is modular, allowing several units to be combined to provide incremental power capabilities. This allows our Direct FuelCell(R) to be utilized by a wide range of customers with different power needs.

OUR FUEL CELL DEVELOPMENT PROGRAM

     SUCCESSFUL FIELD TRIALS AND DEMONSTRATION PROJECTS. We have extensive experience in testing our products in a variety of conditions and settings and on a range of fuels. Some significant demonstrations include the following:

     - Santa Clara Demonstration Project. During 1996 and 1997, we operated our "proof-of-concept" megawatt scale fuel cell plant in Santa Clara, California. The Santa Clara plant achieved a peak power output of 1.93 MW, 7% above rated power, and an electrical efficiency of 44%, a record for a single cycle fossil fuel power plant of this kind. The Santa Clara plant also achieved record low emissions of sulphur and nitrogen oxides. The demonstration involved the largest carbonate fuel cell power plant in the world and the largest fuel cell of any type operated in the United States.

       The Santa Clara plant operated at various electrical outputs for almost one year and was connected to the utility grid for half of that time. Despite encountering equipment problems unrelated to the basic fuel cell technology, the Santa Clara plant achieved most of the goals that we set for the project and established new milestones. After operation of the Santa Clara plant ended in March 1997, all of the fuel cell stacks were returned to us for comprehensive analysis. We used the results of this analysis, along with the results of ongoing research and development activities, to develop a commercial fuel cell design significantly more compact, reliable and cost-effective than the Santa Clara plant design. The fuel cell stack design used at the Danbury and Bielefeld, Germany sites were developed with cells that are approximately 50% larger in area, 40% lighter per unit area and 30% thinner than the Santa Clara plant design. These improvements have doubled the power output from a fuel cell stack. Our current fuel cell power plant design will be capable of producing the same output as the Santa Clara plant with a footprint one-ninth as large. We believe that this reduction in size and increase in power per fuel cell stack will result in significant manufacturing cost savings.

     - Danbury Project. In February 1999, we began operating a 250 kW Direct FuelCell(R) grid-connected power plant at our headquarters in Danbury, Connecticut. The plant operated on pipeline natural gas and ran for approximately 11,800 hours before being disconnected for a scheduled evaluation and to prepare for a new sub-scale test of a fuel cell/turbine system under the DOE's Vision 21 program. In March 1999, the plant reached maximum power of 263 kW, which we believe to be the highest ever produced by a single carbonate fuel cell stack. Before being disconnected, this power plant delivered approximately 1.9 million kWh to our Danbury facility and

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       demonstrated a wear rate of 0.3% per 1,000 hours. The ruggedness of this product design was demonstrated in planned stress tests, such as rapid ramp-up and thermal cycling tests and simulated emergency fuel loss. These tests verified that the Direct FuelCell(R) could be maintained in the field despite operating stresses and fuel supply and power failures, without decreasing performance, meeting our expectations and projections.

     - Bielefeld, Germany Project. In November 1999, MTU, a licensee of our technology, commissioned a 250 kW power plant at the University of Bielefeld in Bielefeld, Germany. The power plant is a skid-based, sub-megawatt power plant designed by MTU that incorporates our Direct FuelCell(R) as its fuel cell component. The Bielefeld plant has achieved a peak electrical efficiency of 47%. Employing cogeneration applications that use the heat by-product to produce process steam for the University and district heating, the plant has achieved an overall energy efficiency of 77%.

     - Commercial Design Endurance Project. Between April 1998 and July 2000, we operated an 8 kW multiple fuel commercial design fuel cell located at our Danbury, Connecticut facility. This unit generated electricity for approximately 17,500 hours. This project, together with other test data, enables us to project expected commercial performance.

     - Rhon Clinic Project. The State of Bavaria, the Rhonklinikum AG Bad Neustadt/S, a public company operating approximately 40 German hospitals, the local gas supplier, Ferngas Nordbayern GmbH, and MTU are operating a 250 kW power plant designed by MTU that incorporates our Direct FuelCell(R) as its fuel cell component. The purpose of this field trial is to demonstrate the viability of a fuel cell power plant in a hospital environment. The power plant was commissioned and began operation in May 2001. The electrical power is being fed into the local clinic grid and the hot exhaust air is used to produce process steam for clinic use.

     PLANNED FIELD TRIALS AND DEMONSTRATION PROJECTS. We expect to conduct various field trials and demonstration projects, including the following:

     - Ohio Coal Mine Methane Project. In October 2000, the DOE's National Energy Technology Laboratory selected us to design, construct and operate a 250 kW Direct FuelCell(R) power plant, utilizing coal mine methane gas, at the Harrison Mining Corporation coal mine in Cadiz, Ohio. The $5.4 million cost for the three-year program will be shared equally by the DOE and us, subject to the annual congressional appropriations process. We were selected for this project to demonstrate the ability of our Direct FuelCell(R) to generate electricity using coal mine methane emissions that otherwise escape into the atmosphere. We anticipate delivery of this Direct FuelCell(R) power plant in the second calendar quarter of 2002.

     - King County, Washington. In January 2001, we signed an agreement with King County, Washington to deliver a 1 MW Direct FuelCell(R) power plant using municipal digester gas. We anticipate delivery of this Direct FuelCell(R) power plant in the fourth calendar quarter of 2002. The two-year demonstration project will be cost-shared equally by King County, through a cooperative grant to the county from the Environmental Protection Agency, and us. The total value of the contract is approximately $18.8 million (of which approximately $9.4 million will be funded by us).

     - Southern Company Services, Inc. -- Alabama Municipal Electric
       Authority -- Mercedes-Benz U.S. International, Inc. In conjunction with Southern Company Services, Inc. (Southern), the Alabama Municipal Electric Authority (AMEA) and Mercedes-Benz U.S. International, Inc. (Mercedes-Benz), we have agreed to build and install a 250 kW fuel cell power plant at the Mercedes-Benz facility in Tuscaloosa, Alabama utilizing MTU's design. We began construction on October 6, 2000 and expect this field demonstration to be operational in the third quarter of 2001. Southern and AMEA have each contributed $1 million to this project, and have options to negotiate exclusive arrangements with us for the sale, distribution and service of our Direct FuelCell(R) power plants in several southern states that must be exercised no later than December 31, 2001.

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       This agreement will continue through December 31, 2001. Southern may terminate this agreement, at any time, upon 60 days written notice to us, and AMEA may terminate this agreement, at any time, upon 30 days written notice to us. Upon termination, Southern or AMEA, as the case may be, will pay us for any costs, noncancellable commitments incurred prior to termination and fair closeout costs to support our work under this agreement.

     - Los Angeles Department of Water and Power. In August 1999, LADWP selected us to install a 250 kW Direct FuelCell(R) power plant at its headquarters in Los Angeles. The installation of this power plant will help LADWP gain knowledge and experience in the installation, maintenance and operation of fuel cell power plants. The agreement that we entered into in May 2000 provides for LADWP to contribute $2.4 million to this project. We expect this field demonstration to be operational by the third calendar quarter of 2001. Under this agreement, we are required to pay LADWP annual royalties of 2% of net sales revenues, beginning when sales of fuel cells reach 50 MW per year, and continuing until the earlier of termination of the agreement or the payment to LADWP of $5 million in royalties.

       In December 2000, we entered into a second agreement with LADWP to provide two additional 250 kW Direct Fuel Cell(R) power plants. This agreement provides for LADWP to pay $2.45 million for these two power plants on an installment basis.

     - Global Energy Clean Coal Project. In late 1999, the DOE transferred a long standing clean coal project to a wholly-owned subsidiary of Global Energy, Inc., a Cincinnati based independent power producer. This project is one of the largest power plant projects in the federal clean coal technology program, and is the first clean coal technology plant to employ a fuel cell. The objective of this project is to demonstrate an innovative coal gasification technology along with a megawatt class carbonate fuel cell power plant. The clean, low-cost fuel generated by this process will be used to fire gas turbines and to demonstrate the operation of a 2 MW fuel cell power plant. The 2 MW fuel cell power plant is part of a $432 million, 400 MW project funded in part by the DOE. We are named in the project contract as the supplier of the fuel cell technology, and have entered into a sub-contract for the design, construction and operation of the 2 MW fuel cell power plant. We expect this fuel cell power plant to be operational in 2003. Under the $34 million program, up to $17 million in DOE funding will be available to us under this project, subject to the annual congressional appropriations process. We plan to obtain other financing for the remaining cost of the power plant.

     In addition to our planned demonstrations, MTU expects to conduct various field trials and demonstration projects of its sub-megawatt power plant, which utilizes our Direct FuelCell(R) as its fuel cell component.

PRINCIPAL GOVERNMENT RESEARCH AND DEVELOPMENT CONTRACTS

     Since 1976, we have worked on the development of our Direct FuelCell(R) technology with various government agencies, including the DOE, the U.S. Navy, the U.S. Coast Guard, the Department of Defense, the Defense Advance Research Projects Agency and the National Aeronautics and Space Administration. Our revenues have been principally derived from U.S. government and industry research and development contracts. Government funding, principally from the DOE, provided approximately 87%, 87% and 99% of our revenue for the fiscal years ended 2000, 1999 and 1998, respectively. From the inception of our carbonate fuel cell development program in the mid-1970s to date, approximately $370 million has been invested relating to DOE programs to support the development, demonstration and field testing of our Direct FuelCell(R) technology. This includes funding we have received from the DOE of approximately $219 million. We have complemented the DOE's funding with additional support from a variety of other sources that have contributed approximately $150 million.

     We have historically performed our services under government-funded contracts or agreements that usually require performance over a period of one to five years and often require cost share funding as a condition to receiving any amounts allocated under these agreements. However, congressional budget limits
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could prolong the contracts. Generally, our U.S. government research and development contracts are subject to the risk of termination at the convenience of the contracting agency. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to annual congressional appropriations and the results of government or agency sponsored audits of our cost reduction efforts and our cost projections. We can only receive funds under contracts ultimately made available to us annually by Congress as a result of the appropriations process.

     We currently receive our government funding primarily from a cooperative agreement with the DOE. This agreement covers the design, scale up, construction and testing of carbonate fuel cells operating on natural gas. Major development emphasis under this agreement focuses on fuel cell and total power plant cost reduction and improved endurance.

     We entered into the original cooperative agreement with the DOE in 1994. This agreement was extended in 2000 for three additional years, through 2003, to provide $40 million of funding over this period, subject to annual approval by the U.S. Congress. Of that amount, $26 million remains to be funded by the DOE (excluding our cost sharing requirements of $16 million). The current aggregate dollar amount of the DOE contract is $213 million, with the DOE providing $135 million in funding. As a condition to receiving any amounts allocated under this agreement, the balance of the funding must be provided by us, our partners or licensees, other private agencies and utilities, including any amounts spent by our customers and other third parties on development, field test and demonstration projects.

     The U.S. government and the DOE have certain rights relating to our intellectual property as described under "Proprietary Rights." Lastly, under this cooperative agreement, we must pay the DOE 10% of all license and royalty income received from MTU, up to a total of $500,000.

     Since 1989, the DOE has also granted us numerous Small Business Innovation Research awards and other awards to research and develop various aspects of carbonate fuel cell components and PEM fuel cells.

     In May 2000, the DOE, under the Vision 21 Program, selected us for a $3.1 million project ($2.4 million of which will be funded by the DOE) to develop a high efficiency fuel cell and key system components, and to perform a sub-scale test of a fuel cell/turbine system utilizing a 250 kW Direct FuelCell(R). We expect to commence this test at our headquarters in Danbury, Connecticut in the summer of 2001. Under the Vision 21 Program, we will also be designing a 40 MW ultra-high efficiency, fuel cell/ turbine power plant based on our existing Direct FuelCell(R) technology.

     Currently we are working on Direct FuelCell(R) power plants for marine applications under programs with the U.S. Navy and the U.S. Coast Guard. These power plants are required to operate on liquid fuels such as diesel. We have already produced a fuel cell-compatible fuel from marine diesel using a compact fuel processing system. In 1999, a sub-scale fuel stack was tested on this fuel under conditions simulating marine requirements. Another sub-scale stack was successfully tested for shock and vibration tolerance. In May 2000, the U.S. Navy selected us for a $16.5 million project ($12.8 million of which will be funded by the U.S. Navy) to continue development work under Phase II of this program, leading to a 625 kW land based demonstration at the Philadelphia Navy Yard, which is expected to be delivered in 2003.

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

     In 2000, we entered into significant strategic alliances with an affiliate of Enron North America Corp., PPL EnergyPlus LLC, a subsidiary of PPL Corporation, and Marubeni Corporation of Japan (Marubeni).

     Enron. In September 2000, we entered into a non-exclusive cooperative alliance agreement with Enron pursuant to which we agreed to provide Enron access to our customers and the development and placement of our products. Under this agreement, Enron has indicated its intent to purchase or place orders for purchases over a two-year period of at least 55 MW of power generation utilizing our products. In connection with this alliance agreement, an affiliate of Enron purchased 80,290 shares of our common stock for $5 million and we issued two-year warrants to purchase 1,300,000 shares of our common stock at

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exercise prices ranging from approximately $62 to $81 per share. The warrants will only be exercisable if Enron purchases at least 55 MW of our Direct FuelCell(R) products, at agreed upon prices, by September 29, 2002. The warrants will be reduced by one-third to the extent Enron has not ordered at least 15 MW of our products by September 29, 2001. For accounting purposes, we expect that the fair value of these warrants will be netted against the revenues attributable to the purchase of our products by Enron. We believe that Enron will use a portion of our products that it may purchase to satisfy various states' requirements for renewable or green energy sources. The alliance agreement requires Enron to either purchase at least 55 MW of our Direct FuelCell(R) products by September 29, 2002 or pay us a penalty. In March 2001, Enron and the Connecticut Resource Recovery Authority (CRRA) submitted a proposal to the state of Connecticut Department of Public Control (DPUC) pursuant to which Enron would sell a total of 26 MW of our Direct FuelCell(R) power plants to the CRRA. CRRA has proposed to site the power plants at several of its facilities in Connecticut and to sell the power to retail power providers. The DPUC is currently evaluating this proposal, and we cannot predict the likelihood of success.

     PPL. In September 2000, we entered into a distributor agreement with PPL pursuant to which PPL agreed to become the first distributor of our Direct FuelCell(R) products in North America. PPL has agreed to use its reasonable efforts to promote and sell our products, on a non-exclusive basis, throughout North America. PPL has agreed to order at least 1.25 MW of our field trial products at agreed-upon prices and to establish the next minimum order amount by the end of 2003. PPL has ordered its first 250 kW field trial unit, which we expect to be delivered in 2002. In connection with this distributor agreement, an affiliate of PPL purchased 212,608 shares of our common stock for $10 million. The agreement terminates on December 31, 2004, subject to three-year extensions. Prior to December 31, 2004, PPL may terminate the agreement upon 60 days' written notice to us and, after December 31, 2004, either party may terminate the agreement upon 60 days' written notice.

     Marubeni. Under an agreement with Marubeni that we entered into in February 2000, we agreed to supply Marubeni, and Marubeni has agreed to site and test, based on customer commitment, our Direct FuelCell(R) power plants in Japan and other select Asian markets. Marubeni will provide field trial marketing, management and distribution services under this agreement. Pursuant to this agreement, Marubeni has ordered five sub-megawatt class Direct FuelCell(R) power plants, the first of which we expect to deliver in the fourth calendar quarter of 2001. In connection with this agreement, Marubeni has an option, prior to October 1, 2001, to negotiate an exclusive arrangement with us for the sale, distribution and service of our Direct FuelCell(R) power plants in Japan and other select Asian markets. This agreement will continue through December 31, 2001. Marubeni may terminate this agreement, at any time, upon 30 days' written notice to us. Upon termination, Marubeni will pay us for any costs and noncancellable commitments incurred prior to termination to support our work under this agreement.

     We expect to establish additional long-term relationships while also requiring some form of immediate commitment, whether in the form of an equity investment, a down payment on purchase orders or otherwise.

     Our other significant relationships include the following:

     Bath Iron Works. In August 1999, we entered into an agreement with the Advanced Technology Division of Bath Iron Works, a General Dynamics company, to develop an advanced Direct FuelCell(R) plant for defense marine applications. We expect this agreement to lead to the development of the first new power generation technology for surface ships since nuclear power was adopted for aircraft carriers, addressing the market for advanced marine power systems. This agreement continues through 2004, and may be terminated by either Bath Iron Works or us, upon 30 days' written notice.

     Fluor Daniel, Inc. We have a long-standing relationship with Fluor Daniel, Inc., a subsidiary of Fluor Corporation (Fluor Daniel), one of the largest engineering, procurement, construction and technical services companies in the world. Fluor Daniel's Oil, Gas & Power unit has been working with us providing architectural, design, engineering and construction management services in developing, based on our specifications, the balance of plant systems required to support our fuel cells in natural gas and coal fueled power plants. Fluor Daniel is a resource that we expect will continue to provide us with the technical and
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management expertise and experience required for designing and optimizing our fuel cell power plants. In connection with the King County field trial, for example, we plan on subcontracting with Fluor Daniel for design and engineering support.

     In addition to our strategic relationships, we have entered into several licensing agreements, including the following:

     MTU. In 1989, we entered into a license agreement with DASA, a German aerospace and aircraft equipment manufacturer and a subsidiary of Daimler Benz Corporation, one of the largest industrial companies in Europe. In 1993, that agreement was transferred to a subsidiary of DASA, MTU, now a DaimlerChrysler subsidiary.

     In December 1999, the 1989 license agreement was replaced by a revised MTU license agreement, in which we granted MTU an exclusive license to use our Direct FuelCell(R) patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of us and others, in each case for a royalty. Under this agreement, MTU has granted us an exclusive, royalty-free license to use any improvements to our Direct FuelCell(R) made by MTU anywhere in the world except Europe and the Middle East. In addition, MTU has agreed to negotiate a license grant of any separate fuel cell know-how it develops once it is ready for commercialization. Under this agreement, we have also agreed to sell our Direct FuelCell(R) components and stacks to MTU at cost, plus a modest fee. The new MTU agreement continues through December 2004 and may be extended for additional 5-year terms, at the option of MTU, by written notice at least 180 days prior to expiration. Upon termination, MTU will retain a non-exclusive license to use our Direct FuelCell(R) patent rights and know-how for a royalty.

     In 1992, MTU formed a European consortium (ARGE) with RWE Energie, the largest electric utility in Germany, Ruhrgas, the largest natural gas supplier in Germany, and Elkraft, a large Danish utility. The activities of this group complement our efforts to design and manufacture natural gas and coal gas fueled carbonate fuel cell systems based on our designs.

     During 1998, MTU designed and built a 250 kW cogeneration fuel cell unit, which incorporates our fuel cell assemblies and uses an innovative integration of a portion of the balance of plant into the fuel cell stack module itself, with the expectation of reducing costs to the power plant as a whole. The design is compact and especially suitable for cogeneration applications.

     In July 1998, we entered into a cross-licensing and cross-selling agreement with MTU pursuant to which we have granted MTU a non-exclusive license to use our balance of plant know-how (excluding fuel cell technology included in the 1999 license agreement) in Europe, the Middle East, South America and Africa, and MTU has granted us a worldwide, non-exclusive license to use MTU's balance of plant know-how (excluding fuel cell technology included in the 1999 license agreement), in all territories except Europe and the Middle East. We and MTU are required to pay to the other a royalty for each kW of rating which uses the licensed balance of plant know-how of the other. MTU is not required to pay us royalties under this agreement if MTU is obligated to pay us royalties under the 1999 license agreement. This agreement continues through 2003 and may be extended by written notice at least 180 days prior to expiration.

     Santa Clara. In 1993, we obtained an exclusive license, including rights to sublicense, to use the balance of plant technology we developed under the Santa Clara plant contract. The license specifically excludes fuel cell and fuel cell stack technology. The license becomes non-exclusive after 2005 or earlier, at the option of Santa Clara, if we do not meet certain commercialization milestones. Under this license, royalties are $15 per kilowatt (subject to consumer price index and other upward adjustments) on North American sales of commercial fuel cell power plant stacks of capacities of 100 kW or more which use the licensed balance of plant technology.

     In addition to the above royalties, the license to use the Santa Clara balance of plant technology in connection with fuel cell plants sold or licensed outside North America, is subject to the quarterly payment by us of license fees equal to the lesser of (a) 2% of the proportional gross revenues from the
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sale of that portion of each fuel cell pant that uses the Santa Clara balance of plant technology or (b) 1% of the total gross revenue from the sale of each fuel cell plant that uses the Santa Clara balance of plant technology. We must also pay Santa Clara 25% of any fees we receive for sublicensing the Santa Clara balance of plant technology.

     Electric Power Research Institute. In 1988, we entered into a license agreement with Electric Power Research Institute (EPRI), granting us an unreserved, non-exclusive, worldwide license to use carbonate fuel cell proprietary data developed under certain contracts with EPRI. We have agreed to pay EPRI a one-time fee of approximately $50,000 within six months of our first commercial sale of a carbonate fuel cell stack greater than one megawatt in size which uses the carbonate fuel cell proprietary data developed under certain EPRI contracts, and a royalty of 0.5% to 1% of net commercial sales of carbonate fuel cell stacks which use this proprietary data. Our obligation to make royalty payments continues until the later of the expiration of all patents licensed to us by EPRI, or fifteen years from our first commercial sale of a carbonate fuel cell stack which uses EPRI's proprietary data.

OUR STRATEGY

     Our business objective is to be the leading provider of carbonate fuel cell products for stationary power generation. We plan on being the first to provide high quality, low-cost sub-megawatt and megawatt class fuel cell power plants to the distributed generation market. We plan to manufacture our proprietary fuel cell stack components and to purchase balance of plant equipment from suppliers as modularized packages that will either be delivered to the power plant site for assembly with our fuel cell stack components or be assembled at our manufacturing facility for delivery to the power plant site. We plan on continuing to be an industry leader in carbonate fuel cell technology focused on expanding our proprietary technology and developing future applications, products and markets for that technology, including diesel fueled marine-based applications. To accomplish our objective, we plan to:

     FOCUS ON OUR SUPERIOR TECHNOLOGY FOR STATIONARY MARKETS. We believe that our Direct FuelCell(R) is the fuel cell technology most suited to stationary power generation based on its highly efficient operating characteristics and the ability to use multiple hydrocarbon fuels such as natural gas, oil, gasoline, diesel, propane, methanol, ethanol, biogas and coal gas. We plan to continue to focus on the distributed generation market where we believe that our technology and our power plant product design afford us a significant competitive advantage. We also plan to develop new products, based on our existing power plant design, for applications in the 10 to 50 MW range, and for marine and stationary applications utilizing diesel fuel.

     DEMONSTRATE OUR SUPERIOR TECHNOLOGY. We plan to conduct additional demonstrations of our Direct FuelCell(R) in various applications and utilizing a range of fuels. We expect to begin demonstrations in mid-2001 in the United States at the Mercedes-Benz facility in Tuscaloosa, Alabama, utilizing MTU's design, and at LADWP's headquarters in Los Angeles. In connection with our strategic alliance with Marubeni, additional demonstrations are planned in late 2001 and early 2002 for Japan and Asia. In addition, we plan to perform a sub-scale test of a fuel cell/turbine system utilizing a 250 kW Direct FuelCell(R) in late 2001 at our Danbury, Connecticut facility. As these demonstration projects progress, we believe that we will begin to take commercial orders for our sub-megawatt class commercial products in late 2001.

     DEVELOP DISTRIBUTION ALLIANCES AND CUSTOMER RELATIONSHIPS. We anticipate multiple third-party distribution channels to service our customers. In the United States, we initially expect our products to be sold to power generation product suppliers, value added distributors and energy service providers. In September 2000, we selected PPL as the first North American distributor of our Direct FuelCell(R) products. In Europe, we plan to manufacture and deliver fuel cell components to our licensee, MTU, who will package the fuel cell power plants for distribution. In Asia, we initially expect to sell power plants through distributors, and then, as volume increases, through the delivery of fuel cell components to OEMs. We plan to leverage our existing relationships and the success of our field trials and demonstration projects into long-term distributor and OEM relationships while continuing to pursue additional distribution partners.

     EXPAND MANUFACTURING CAPACITY. Our new manufacturing facility in Torrington, Connecticut is capable of producing 25 MW of fuel cells per year. By late 2001, we expect to have equipment installed at the facility to achieve production capacity of 50 MW per year. We expect to increase our manufacturing capacity in stages to 400 MW by 2004.

     ACHIEVE PROFITABILITY BY REDUCING COSTS. As a result of the simple design of our Direct FuelCell(R), we plan to focus our fuel cell component cost reduction efforts on improving manufacturing processes, reducing purchased material cost through economies of scale and improving the performance of our fuel cells. Our strategy for reducing the balance of plant cost is to develop strategic alliances with equipment suppliers who will recognize the potential mutual benefit of joint cost reduction programs.

     BENEFIT FROM STRATEGIC RELATIONSHIPS AND ALLIANCES. We plan to continue to develop and benefit from strategic alliances with leading developers, suppliers, manufacturers and distributors of electrical power and electric power systems and components. We plan to leverage our relationships with Enron, PPL and others to ensure maximum exposure and distribution of our Direct FuelCell(R) products. We further expect these alliances will develop into mutually beneficial relationships where the ability of each party to lower costs of their respective components of the Direct FuelCell(R) power plant will make competitive pricing more achievable. As demonstrated by our agreements with Enron and PPL, our objective is to establish long-term relationships while also requiring some form of immediate commitment, whether in the form of an equity investment, a down payment on purchase orders or otherwise.

     CREATE BRAND AWARENESS. We are working to develop in our target markets the association of our Direct FuelCell(R) name with the highest quality stationary fuel cell products. We are also working to have the design of our Direct FuelCell(R) accepted as the industry standard for stationary fuel cell systems.

     AGGRESSIVELY PROTECT INTELLECTUAL PROPERTY. We plan to aggressively protect our intellectual property, through the use of patents, trademarks, trade secret protection, confidentiality procedures and confidentiality agreements. We believe that our intellectual property affords us a distinct competitive advantage, and that protecting our intellectual property is an essential part of preserving this advantage.

     DEVELOP PRODUCTS FOR THE 10 TO 50 MW DISTRIBUTED GENERATION MARKETS. We plan to continue our research and development, leveraging our existing technology to develop additional commercial applications for the 10 to 50 MW distributed generation market. For example, in connection with the DOE's Vision 21 program, we plan to design a 40 MW ultra-high efficiency system that will combine our Direct FuelCell(R) and a gas turbine. We estimate that this system could reach an electrical efficiency of approximately 75%.

     DEVELOP DIESEL FUELED APPLICATIONS FOR ADDITIONAL MARKETS. We plan to continue our research and development related to diesel fueled applications for our technology. In conjunction with the U.S. Navy and the U.S. Coast Guard, we are developing a fuel processing system to convert diesel fuel into a fuel compatible with our existing fuel cell technology. This product would have significant opportunities for "hotel" power on military and civilian ships as well as for stationary applications on islands that are dependent on diesel as their primary fuel source.

     DEVELOP NEXT GENERATION PRODUCTS. We are currently developing and plan to continue developing next generation fuel cell power plant technologies that have the potential to significantly reduce the cost per kWh by increasing the power output and cell life of our power plant products.

COST REDUCTION PROGRESS

     We regularly review and revise our cost reduction plans. The DOE has on several occasions assigned an independent outside auditor to examine our present and projected cost figures to determine if the DOE's continued support of us through development contracts will achieve its intent of creating commercially viable fuel cell power generation technology in the world. In 1999, at the request of the DOE, we presented our cost projections to a panel of independent consultants. Our presentation indicated that our commercial design fuel cell would be capable of being manufactured, delivered and installed by 2005 at a cost per kW of approximately $1,200 (assuming full and sustained commercial production of at least 400 MW of fuel cells per year). Although subject to a number of assumptions and uncertainties, some of which are beyond our control, including the price of fuel, we believe that, by 2005, such a cost per kW would result in a cost of generating electricity of between 6 and 8 cents per kWh for MW plants.

     If this cost reduction is achieved, from a cost per kWh standpoint, our Direct FuelCell(R) will be an economically attractive source of energy in many places in the United States. According to the DOE, electricity prices currently vary substantially depending on the region of the country. Prices in the highest cost region (New York, with an average price of over 10 cents per kWh in 1998) are almost 2.5 times as expensive as in the lowest cost region (the northwest United States). The DOE predicts that, even in a competitive environment, electricity prices in New York will be 8.88 cents per kWh in 2005 and 8.84 cents per kWh in 2012. We believe that our Direct FuelCell(R) will be a viable alternative as transmission and distribution costs, as well as losses in efficiency due to transmission and distribution, will be substantially lessened or eliminated with our products.

     We believe that the sale of commercial products before achievement of our cost reduction goals is possible to a market of "early adopters." Energy users that are unable to or choose not to site traditional combustion based generation or users that need more reliable electricity sources than that provided by the grid or diesel back-up generators may be willing to pay higher prices per kW to obtain the power that they need. We believe that these "early adopters" will likely be municipalities in heavy smog areas as well as hospitals and data centers. We believe that these initial customers will enable us to increase volume and subsequently implement our cost reduction plans. As a result, we believe we eventually will be able to provide a lower cost product and therefore achieve greater market potential with more traditional commercial and industrial customers.

     We plan to achieve our cost goals through a combination of factors, including manufacturing process improvements, economies of scale, completion or elimination of first time or one of a kind costs, and through technology maturation that increases power output without additional product cost. These factors are described below:

          Manufacturing cost reduction: Manufacturing costs are being reduced by multi-faceted efforts including supplier management, material and labor utilization, vertical integration and engineering for manufacturing efficiencies.

          Economies of scale: Volume directly affects purchased material cost and reduces fixed cost allocation. Volume also has a secondary effect on direct labor by providing justification to invest in capital projects for improved productivity.

          First time costs: The elimination of first time development and engineering costs is a large and straightforward element of our cost reduction plan. At commercial volumes, power plant installations are expected to be virtually identical. Furthermore, indirect costs associated with developing the initial field trail projects will not exist.

          Improved performance: Power plant performance is a critical factor. Power output has a direct impact on capital cost as measured in cost per kW, and efficiency, decay rate and availability all affect the cost of electricity which is the best measure of the value of our products. Our research and development activities have made and are expected to continue to make substantial progress in these areas. For example, if we are successful in our ongoing research and development efforts, we might expect that stack life could increase from five years for the first stack replacement in a 30 year plant, to between seven and eight years for the last stack replacement, with additional gains in power and efficiency.

COMPETITION

     We are competing primarily on the basis of fuel efficiency, environmental considerations and cost. We believe that the carbonate fuel cell enjoys competitive advantages over most other fuel cell designs. These benefits include higher fuel efficiency (which leads to lower overall fuel cost), significantly lower emissions, scalability and potentially lower operating, maintenance and generation costs because of a less complex balance of plant. We believe that we are more advanced in the development of carbonate fuel cells than other manufacturers.

     Several companies in the United States are involved in fuel cell development, although we believe that we are the only domestic company engaged in significant manufacturing and commercialization of carbonate fuel cells. Emerging technologies in our target distributed generation market include small gas turbines, PEM fuel cells, phosphoric acid fuel cells and solid oxide fuel cells. Major competitors using or developing these technologies include Capstone Turbine Corporation, Elliot Energy Systems and Honeywell International Inc. in the case of gas turbines, Ballard Power Systems, Inc., International Fuel Cells, Nuvera Fuel Cells, Inc. and Plug Power Inc., in the case of PEM fuel cells, ONSI Corporation in the case of phosphoric acid fuel cells, and SiemensWestinghouse Electric Company and Mitsubishi Heavy Industries, Ltd. in the case of solid oxide fuel cells. Each of these competitors has the potential to capture market share in our target market.

     In Asia, at least three manufacturers have demonstrated varying levels of interest in developing and marketing carbonate fuel cells. Some have larger marketing and sales departments than we do and have a history of producing and selling electric generation equipment. One of these manufacturers has demonstrated extended operation of a 200 kW carbonate fuel cell. Two of these manufacturers have jointly demonstrated extended operation of a 100 kW carbonate fuel cell and recently tested a 1 MW plant. One of these companies is expected to concentrate on 700-800 kW sized modules for distributed generation. We believe that most of these companies use the more complex and less efficient approach of using external fuel processing equipment to produce hydrogen fuel.

     In Europe, a company in Germany and a Spain/Italy consortium are actively engaged in carbonate fuel cell development and are potential competitors. Our licensee, MTU, and its partners have conducted the most significant activity in Europe.

     We must also compete with companies manufacturing more established combustion equipment, including various engines and turbines, which are currently in use and have established operating and cost features. Significant competition comes from the gas turbine industry that has recently made progress in improving fuel efficiency and reducing pollution in large size combined cycle natural gas fueled generators. Efforts are underway to extend these advantages to small size machines. We believe that these smaller gas turbines will not be able to match our fuel cell efficiency or environmental characteristics.

MANUFACTURING

     We currently manufacture fuel cells at our new 65,000 square foot facility in Torrington, Connecticut. We are in the process of expanding the production capacity at this new facility to 50 MW per year by late 2001 on a three-shift basis. The expansion will require an additional $11.5 million to be spent on equipment and facilities in the remainder of 2001.

     We believe that virtually all of the raw materials used in our products are readily available from a variety of vendors in the United States and Canada. However, certain manufacturing processes that are necessary to transform the raw materials into component parts for fuel cells are presently available only through a small number of foreign manufacturers. We believe that these manufactured products eventually will be obtainable from United States suppliers as demand for these items increases.

     To achieve some of our cost reduction goals, we plan to develop strategic alliances with equipment suppliers to supply the balance of plant for our Direct FuelCell(R) products, which we expect to either be delivered to power plant sites as a modularized package for assembly with our fuel cell stack components or be assembled at our manufacturing facility for delivery to the power plant site.

RESEARCH AND DEVELOPMENT

     A significant portion of our research and development has been funded by government contracts and is classified as research and development expense in our consolidated financial statements. For the fiscal years ended 2000, 1999 and 1998, total research and development expense, including amounts received from the DOE, other government agencies and our customers, and amounts that have been self-funded, was $13.1 million, $13.2 million and $16.8 million, respectively.

PROPRIETARY RIGHTS

     We rely primarily on a combination of copyright and trademark laws, trade secrets, patents, confidentiality procedures (including, in some instances, the encryption of certain technical information) and confidentiality agreements and investors' rights agreements with our strategic partners and employees to protect our proprietary rights. We have obtained patents and will continue to make efforts to obtain patents, when available, in connection with our technologies. We have 40 U.S. and 99 international patents covering our fuel cell technology (in certain cases covering the same technology in multiple jurisdictions). Of the 40 U.S. patents, 36 relate to our Direct FuelCell(R) technology. We also have submitted 10 U.S. and 29 international patent applications. The patents that we have obtained will expire between 2001 and 2018, and the average remaining life of our patents is approximately 9 years. Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering design. In addition, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.

     Many of our United States patents are the result of government-funded research and development programs, including the DOE cooperative agreement. Five of our patents that were the result of government-funded research prior to January 1988 (the date that we qualified as a "small business") are owned by the United States government and have been licensed to us. This license is revocable only in the limited circumstances where it has been demonstrated that we are not making an effort to commercialize the invention. Our patents that were the result of government-funded research after January 1988 automatically belong to us because of our "small business" status. We expect to continue to qualify as a "small business" for the remainder of the three-year extension of the DOE cooperative agreement.

     Seventeen of our United States patents that we own have resulted from government-funded research are subject to the risk of exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. In addition, these "march-in" rights permit the United States government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents. We believe, however, that the likelihood of the United States government exercising these rights is remote and would only occur if we ceased our commercialization efforts.

GOVERNMENT REGULATION

     We presently are, and our fuel cell power plants will be, subject to various federal, state and local laws and regulations relating to, among other things, land use, safe working conditions, handling and disposal of hazardous and potentially hazardous substances and emissions of pollutants into the atmosphere. We believe that emissions of sulfur dioxide and nitrogen oxide from our fuel cell power plants will be much lower than conventional combustion-based generating stations, and well within existing and proposed regulatory limits. The primary emissions from our megawatt class Direct FuelCell(R) power plants, assuming no cogeneration application, will be humid flue gas (that will be discharged at a temperature of approximately 700-800 DEGREES F), water (that will be discharged at a temperature of approximately 10-20 DEGREES F above ambient air temperatures) and carbon dioxide. In light of the high temperature of the gas emissions, we will likely be required by regulatory authorities to site or configure our power plants in a way that will allow the gas to be vented at acceptable and safe distances. We believe that this regulation of the gas emissions will be similar to the regulation of other power plants with similar heat and discharge temperatures. The discharge of water from our power plants will likely require permits whose terms will depend on whether the water is permitted to be discharged into a storm drain or into the local wastewater system. Lastly, as with any use of hydrocarbon fuel, the discharge of particulates will have to meet emissions standards. While industrial plants will have very low carbon monoxide emissions, there could be additional permitting requirements in smog non-attainment areas with respect to carbon monoxide if a number of our units are aggregated together.

     Pursuant to the National Environmental Protection Act, since 1991, each local DOE procurement office must file and have approved by the DOE in Washington, D.C., appropriate documentation for environmental, safety and heath impacts with respect to procurement contracts entered into by that local office. The costs associated with compliance with environmental regulations are generally recoverable under our cost reimbursable contracts. In certain cases, contract work may be delayed until the approval is received.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings that, either individually or taken as a whole, could materially harm our business, prospects, results of operations or financial condition.

EMPLOYEES

     As of April 30, 2001, we had 166 full-time employees, of which approximately 71 were engineers, scientists and other degreed professionals and 95 were professional, technical, administrative and manufacturing support personnel. We consider relations with our employees to be satisfactory.

PROPERTIES

     We currently own and occupy approximately 72,000 square feet in two interconnected single story buildings on 10.8 acres, of which approximately 5.4 acres are currently used, in Danbury, Connecticut.

     We have a ten year lease agreement for a 65,000 square foot facility in Torrington, Connecticut for our manufacturing operations. The annual lease cost is $430,000 in the first five years and $494,000 for the last five years, in addition to taxes, utilities and operating expenses. We have an option to extend the lease for an additional five years with an annual lease cost of $569,000. We have received a multi-advance term loan of up to $4 million from the Connecticut Development Authority to be used for the purchase of equipment at this facility. As of April 30, 2001, nothing was outstanding under this loan.

                                   MANAGEMENT

     The following table provides certain information regarding our executive officers and directors as of April 30, 2001.

NAME                                   AGE                           POSITION
----                                   ---                           --------
Dr. Bernard S. Baker.................  64     Chairman of the Board
Jerry D. Leitman.....................  58     President, Chief Executive Officer and Director
Dr. Hansraj C. Maru..................  57     Executive Vice President, Chief Technology Officer and
                                                Director
Christopher R. Bentley...............  58     Executive Vice President, Chief Operating Officer and
                                                Director
Joseph G. Mahler.....................  48     Vice President, Chief Financial Officer, Treasurer and
                                                Corporate Secretary
Herbert T. Nock......................  51     Senior Vice President of Marketing and Sales
Warren D. Bagatelle..................  62     Director
Michael Bode.........................  56     Director
Thomas R. Casten.....................  58     Director
James D. Gerson......................  57     Director
Thomas L. Kempner....................  73     Director
William A. Lawson....................  67     Director
John A. Rolls........................  59     Director

     DR. BERNARD S. BAKER. Dr. Baker joined us in 1970 and was President from 1973 to August 1997 when he became Chairman of the Board. He was Chief Executive Officer from March 1992 to August 1997. He was also a part-time employee from August 1997 to May 1998. From May 1998 to December 1998, he provided consulting services to us. He received a Ph.D. from the Illinois Institute of Technology in 1969, and was a Fulbright Fellow at the Laboratory for Electrochemistry at the University of Amsterdam subsequent to receiving his Master of Science in Chemical Engineering from the University of Pennsylvania in 1959. In 1999, Dr. Baker received the Grove Medal in the United Kingdom for his contributions to fuel cell technology.

     JERRY D. LEITMAN. Mr. Leitman has been President, Chief Executive Officer and a director since August 1997. Mr. Leitman was previously President of ABB Asea Brown Boveri's global air pollution control businesses from 1992 to 1995. Prior to joining ABB, Mr. Leitman was Group Executive Vice President of FLAKT AB, a Swedish multinational company, responsible for FLAKT's worldwide industrial businesses from 1989 to 1992. Mr. Leitman is also a director and a member of the Compensation Committee of Esterline Technologies Inc. Mr. Leitman obtained both a BS and MS in Mechanical Engineering from the Georgia Institute of Technology in 1965 and 1967, respectively. Mr. Leitman also serves as Chairman of the Board of Evercel, Inc.

     DR. HANSRAJ C. MARU. Dr. Maru has been Executive Vice President and a director since December 1992 and was appointed Chief Technology Officer in August 2000. Dr. Maru was Chief Operating Officer from December 1992 to December 1997. Prior to that he was Senior Vice President -- Research and Development. Prior to joining us in 1977, Dr. Maru was involved in fuel cell development at the Institute of Gas Technology. Dr. Maru received a Ph.D. in Chemical Engineering from the Illinois Institute of Technology in 1975.

     CHRISTOPHER R. BENTLEY. Mr. Bentley has been a director since June 1993, Executive Vice President since September 1990 and Chief Operating Officer since August 2000. Mr. Bentley was President of Fuel Cell Manufacturing Corporation, our former subsidiary, from September 1990 to December 1997. From 1985 through 1989, he was Director of Manufacturing (1985), Vice President and General Manager (1985-1988) and President (1988-1989) of the Turbine Airfoils Division of Chromalloy Gas Turbine Corporation, a major manufacturer of gas turbine hardware. Mr. Bentley received a BSME from Tufts University in 1966.

     JOSEPH G. MAHLER. Mr. Mahler joined us in October 1998 as Vice President, Chief Financial Officer, Corporate Secretary and Treasurer. From 1993 to 1998, Mr. Mahler was Vice President -- Chief Financial Officer at Earthgro, Inc. Prior to that, he was a partner at Ernst & Young. Mr. Mahler received a BS in Accounting from Boston College in 1974.

     HERBERT T. NOCK. Mr. Nock joined us in August 2000 as Senior Vice President of Marketing and Sales. Mr. Nock previously worked for General Electric's Power Systems business for 29 years, most recently as Product General Manager for small gas turbine products. Mr. Nock received his BS in Mechanical Engineering from Worcester Polytechnic Institute in 1971 and his MBA from Boston College in 1977.

     WARREN D. BAGATELLE. Mr. Bagatelle has been a director since 1988. Mr. Bagatelle has been a Managing Director of Loeb Partners Corporation since 1988 and a general partner of Loeb Investors Co. LXXV, an investment partnership and an affiliate of Loeb Partners Corporation. Mr. Bagatelle is also a director of Evercel, Inc.

     MICHAEL BODE. Mr. Bode has been a director since 1993. Mr. Bode joined Messerschmitt-Bolkow-Blohm GmbH in 1974, where he has held a variety of positions. He became Vice President and Director of the New Technology group of the Space Transportation and Propulsion Systems division of Deutsche Aerospace AG, a subsidiary of Daimler-Benz Corp., in 1990. Since July 1993, Mr. Bode has been Vice President and Director of the New Technology group of MTU.

     THOMAS R. CASTEN. Mr. Casten has been a director since March 2000. From 1989 to 1999, Mr. Casten was Chief Executive Officer of Trigen Energy Corporation, a company involved in alternative energy generation. From 1980 to 1986, Mr. Casten was Chief Executive Officer of Trigen's predecessor company, Cogeneration Development Corporation. From 1969 to 1980, Mr. Casten was employed by Cummins Engine Company where he established a business unit to combine generation of heat and power using diesel engines.

     JAMES D. GERSON. Mr. Gerson has been a director since 1992. Since March 1993, Mr. Gerson has been Vice President of Fahnestock & Co., Inc. and was Portfolio Manager of the Hudson Capital Appreciation Fund, a mutual fund, until September 1999. Mr. Gerson also serves as a director of Ag Services of America, Inc., American Power Conversion Corp. and Evercel, Inc.

     THOMAS L. KEMPNER. Mr. Kempner has been a director since 1988 and was Chairman of the Board from March 1992 to August 1997. He has been Chairman and Chief Executive Officer of Loeb Partners Corporation since 1979 and a general partner of Loeb Investors Co. LXXV, an investment partnership and an affiliate of Loeb Partners Corporation. Mr. Kempner is also a director of Alcide Corporation, IGENE Biotechnology, Inc., Intermagnetics General Corporation, CCC Information Services Group, Inc., Insight Communications Company, Inc., Evercel, Inc. and Roper Starch Worldwide, Inc. and director emeritus of Northwest Airlines, Inc.

     WILLIAM A. LAWSON. Mr. Lawson has been a director since 1988. Mr. Lawson has been President of W.A. Lawson Associates, an industrial and financial consulting firm, since 1987. Mr. Lawson has been Chairman of the board of directors of Newcor, Inc. since March 1991 and Chairman and Chief Executive Officer of Bernal International Inc. (formerly Atlantic Eagle Inc.) since March 1997. Mr. Lawson also is a director of Evercel, Inc.

     JOHN A. ROLLS. Mr. Rolls became a director in February 2000. Mr. Rolls is President, Chief Executive Officer and a principal investor in Thermion Systems International. He is a director and principal investor in VivaScan Corporation and is a director and Chairman of the Finance Committee of both Bowater Incorporated and MBIA Corporation. In 1992, he became President and Chief Executive Officer of Deutsche Bank North America. From 1986 through 1992, Mr. Rolls was Executive Vice President and Chief Financial Officer for United Technologies Corp. Previously, Mr. Rolls was Vice President and Treasurer of RCA Corporation since 1982 and became Senior Vice President and Chief Financial Officer in 1985.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of April 30, 2001, and as adjusted to reflect the sale of the shares offered by us pursuant to this prospectus supplement (without giving effect to the underwriter's over-allotment option), by:

     - the only persons known to us to own beneficially more than 5% of our outstanding common stock;

     - each of our directors;

     - each of our executive officers; and

     - all of our directors and executive officers as a group.

     In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of April 30, 2001 through the exercise of any warrant, stock option or other right. The inclusion of these shares in this prospectus supplement, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 15,794,575 shares of common stock outstanding as of April 30, 2001, and 18,794,575 shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriter's over-allotment option. Unless otherwise indicated, the address for each listed stockholder is: c/o FuelCell Energy, Inc., 3 Great Pasture Road, Danbury, Connecticut 06813.

                                                                       PERCENTAGE OF    PERCENTAGE OF
                                                       SHARES OF        OUTSTANDING      OUTSTANDING
                                                        COMMON         COMMON STOCK     COMMON STOCK
                                                      STOCK OWNED       BEFORE THE        AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER                BENEFICIALLY(1)      OFFERING         OFFERING
------------------------------------                ---------------    -------------    -------------
Warren D. Bagatelle(2)............................       826,100            5.23%            4.39%
  c/o Loeb Partners Corp.
  61 Broadway
  New York, NY 10006
Thomas L. Kempner(2)..............................       485,700            3.07%            2.58%
  c/o Loeb Partners Corp.
  61 Broadway
  New York, NY 10006
Loeb Investors Co., LXXV(2).......................       483,700            3.06%            2.57%
  61 Broadway
  New York, NY 10006
MTU-Friedrichshafen GmbH..........................     1,373,274            8.69%            7.31%
  Neue Technologien, Gebaude 6.1
  Zimmer 102A D-85521 Ottobrunn
  Germany
James D. Gerson(3)................................       586,398            3.71%            3.12%
  c/o Fahnestock and Co.
  780 3rd Avenue
  New York, NY 10017
Jerry D. Leitman(4)...............................       602,095            3.67%            3.11%
Bernard S. Baker(5)...............................        21,600               *                *
William A. Lawson(6)..............................        37,000               *                *
Christopher R. Bentley(7).........................       163,416            1.03%               *
Hansraj C. Maru(8)................................       105,114               *                *
Joseph G. Mahler(9)...............................        59,195               *                *
Herbert T. Nock...................................             0               *                *

                                                                       PERCENTAGE OF    PERCENTAGE OF
                                                       SHARES OF        OUTSTANDING      OUTSTANDING
                                                        COMMON         COMMON STOCK     COMMON STOCK
                                                      STOCK OWNED       BEFORE THE        AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER                BENEFICIALLY(1)      OFFERING         OFFERING
------------------------------------                ---------------    -------------    -------------
Michael Bode(10)..................................             0               *                *
John A. Rolls(11).................................         9,000               *                *
Thomas R. Casten(12)..............................         5,000               *                *
All directors and executive officers as a
  group(13) (13 persons)..........................     2,416,918           14.54%           12.32%

---------------
  *  Less than one percent.

 (1) Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares listed.

 (2) Messrs. Bagatelle and Kempner, by virtue of being general partners of Loeb Investors Co. LXXV, may each be deemed to beneficially own the shares of Loeb Investors Co. LXXV. Each of Mr. Kempner and Mr. Bagatelle is a member of a group, as that term is used in Section 13(d) of the Securities Exchange Act of 1934, which group, in the aggregate, owns 826,100 shares of our common stock. Messrs. Bagatelle's and Kempner's shareholdings each include currently exercisable options to purchase 2,000 shares of our common stock.

 (3) Mr. Gerson's shareholdings include 56,600 shares held by his wife, Barbara Gerson, as custodian for one child and also includes 47,400 shares held by a private foundation, of which Mr. Gerson is President and a Director. Mr. Gerson disclaims beneficial ownership of the securities held by his wife and by the private foundation. Mr. Gerson's shareholdings include currently exercisable options to purchase 2,000 shares of our common stock.

 (4) Mr. Leitman's shareholdings include currently exercisable options to purchase 600,000 shares of our common stock.

 (5) Dr. Baker's shareholdings include currently exercisable options to purchase 20,000 shares of our common stock.

 (6) Mr. Lawson's shareholdings include currently exercisable options to purchase 2,000 shares of our common stock.

 (7) Mr. Bentley's shareholdings include currently exercisable options to purchase 54,450 shares of our common stock.

 (8) Dr. Maru's shareholdings include currently exercisable options to purchase 79,450 shares of our common stock.

 (9) Mr. Mahler's shareholdings include currently exercisable options to purchase 53,200 shares of our common stock.

(10) Mr. Bode is an executive officer of MTU.

(11) Mr. Rolls' shareholdings include currently exercisable options to purchase 5,000 shares of our common stock.

(12) Mr. Casten's shareholdings include currently exercisable options to purchase 5,000 shares of our common stock.

(13) Includes currently exercisable options to purchase 825,100 shares of our common stock.

                                  UNDERWRITING

     Under the terms and subject to the conditions set forth in an underwriting agreement dated June 11, 2001, we have agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the underwriter), and the underwriter has agreed to purchase from us, 3,000,000 shares of common stock.

     The underwriter has agreed to purchase all of the shares being sold under the underwriting agreement, if any of these shares are purchased.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

     The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer's certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     The underwriter has agreed to purchase the shares of common stock offered by this prospectus supplement from FuelCell Energy for a purchase price of $70.00 per share. The proceeds to FuelCell Energy from the sale of shares of common stock will be $210,000,000. The underwriter is initially offering the shares of common stock offered by this prospectus supplement to the public at a price of $72.50 per share. After the initial public offering, the public offering price may be changed.

     The expenses of this offering are estimated at $500,000 and are payable by FuelCell Energy.

     In connection with the sale of any shares of common stock offered by this prospectus supplement, the underwriter may be deemed to have received compensation from FuelCell Energy equal to the difference between the amount received by the underwriter upon the sale of such common stock and the price at which the underwriter purchased such common stock from FuelCell Energy. In addition, if the underwriter sells common stock to or through certain dealers, such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or any purchasers of common stock for whom they may act as agent. The underwriter may also receive compensation from the purchasers of common stock for whom it may act as agent.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriter to purchase up to 450,000 additional shares of common stock at $70.00 per share. The underwriter may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriter exercises this option in full, the proceeds to FuelCell Energy from the sale of shares of common stock will be $241,500,000.

NO SALES OF SIMILAR SECURITIES

     We and each of our executive officers and directors and MTU and Loeb Investors Co. LXXV have agreed not to sell or transfer any of our common stock for a period of 90 days after the date of this prospectus supplement without first obtaining the written consent of the underwriter. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - file any registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     The lock-up agreements described above do not apply to:

     - the sale of the shares of common stock to the underwriter,

     - the issuance by FuelCell Energy of any shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement,

     - the issuance by FuelCell Energy of shares of common stock, or options to purchase any shares of common stock granted, pursuant to existing employee benefit plans,

     - the issuance by FuelCell Energy of shares of common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan,

     - the issuance by FuelCell Energy of up to $10 million of common stock, based on recent market values, and warrants to purchase up to 950,000 shares of common stock, in each case in connection with the establishment of a distribution or similar arrangement, and

     - the offer and sale by certain of our executive officers of up to 39,500 shares of common stock per month pursuant to plans adopted under Rule 10b5-1 under the Securities Exchange Act of 1934.

     The lock-up agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of the underwriter. There are, however, currently no agreements between the underwriter and any of our executive officers, directors or stockholders releasing them from these lock-up agreements prior to the expiration of the 90-day period.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     The shares are quoted on the Nasdaq National Market under the symbol
"FCEL."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit the ability of the underwriter to bid for and purchase our common stock. However, the underwriter may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     In connection with the offering, the underwriter may make short sales of the common stock and may purchase shares in the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option described above. The underwriter may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short positions by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     The underwriter has engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. It has received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     The validity of the shares of common stock being sold in the offering and other legal matters will be passed upon for us by Robinson & Cole LLP, Stamford, Connecticut, and for the underwriter by Pillsbury Winthrop LLP, New York, New York.

                                  $250,000,000

                             FUELCELL ENERGY, INC.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                             ----------------------

     We may offer and sell the securities listed above with an aggregate offering price of up to $250 million in connection with this prospectus. We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

     Our common stock is quoted on the Nasdaq National Market under the symbol "FCEL." The applicable prospectus supplement will contain information, where applicable, as to any other listing on any securities exchange of the securities covered by this prospectus supplement.

     We may sell the securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement relating to those securities.

                             ----------------------

     INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

                             ----------------------

                  The date of this prospectus is June 4, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
About This Prospectus.......................................      2
Risk Factors................................................      3
FuelCell Energy, Inc........................................     14
Where You Can Find More Information.........................     14
Forward-Looking Statements..................................     16
Ratio of Earnings to Fixed Charges..........................     17
Use of Proceeds.............................................     17
Dividend Policy.............................................     17
Description of Debt Securities..............................     17
Description of Preferred Stock..............................     25
Description of Common Stock.................................     28
Plan of Distribution........................................     31
Legal Matters...............................................     32
Experts.....................................................     32

                            ------------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may, from time to time, over approximately the next two years, sell debt securities, preferred stock and common stock, either separately or in units, in one or more offerings up to a total dollar amount of $250,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

     Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to "we," "us" and "our" refer to FuelCell Energy, Inc. Direct FuelCell(R) is a registered trademark of FuelCell Energy, Inc. As used in this prospectus and the accompanying prospectus supplement, "kilowatt" (kW) means 1,000 watts and "megawatt" (MW) means 1,000,000 watts.

                                  RISK FACTORS

     Before investing in our securities, you should carefully consider the risks described below and any risks contained in the accompanying prospectus supplement as well as the other information included or incorporated by reference in this prospectus and the prospectus supplement. If any of these risks occur, our business, prospects, results of operations and financial condition could be harmed. In that case, the trading price of our securities could decline, and you could lose all or part of your investment.

WE HAVE RECENTLY INCURRED LOSSES AND ANTICIPATE CONTINUED LOSSES AND NEGATIVE CASH FLOW

     We are currently transitioning from a research and development company that has been primarily dependent on government contracts to a company focusing on commercial products. As such, we have not achieved profitability since our fiscal year ended October 31, 1997 and expect to continue to incur net losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We incurred net losses of $4,459,000 and $7,865,000 for the fiscal year ended October 31, 2000 and the six months ended April 30, 2001, respectively. Even if we achieve our objective of bringing our first commercial product to market in late 2001, we anticipate that we will continue to incur losses and generate negative cash flow until we can cost-effectively produce and sell our Direct FuelCell(R) products, which we do not expect to occur for several years. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. We may never become profitable. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability.

OUR COST REDUCTION STRATEGY MAY NOT SUCCEED OR MAY BE SIGNIFICANTLY DELAYED

     Our cost reduction strategy is based on the assumption that a significant increase in production will result in the realization of economies of scale. In addition, certain aspects of our cost reduction strategy rely on advancements in our manufacturing process, engineering design and technology (including projected power output) that, to a large degree, are currently not ascertainable. A failure by us to achieve a lower cost structure through economies of scale, improvements in the manufacturing process and engineering design and technology maturation would have a material adverse effect on our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

     We expect the production costs of our initial commercial products to be higher than their sales prices. We recognize that successfully implementing our strategy and obtaining a significant share of the distributed generation market will require that we offer our Direct FuelCell(R) products at competitive prices, which can only be accomplished when production costs are cut substantially from current levels. If we are unable to produce Direct FuelCell(R) products at competitive prices relative to alternative technologies and products, our target market customers will be unlikely to buy our Direct FuelCell(R) products.

     Our Direct FuelCell(R) products produce electricity from a variety of hydrocarbon fuels, such as natural gas and methanol. If these fuels are not readily available or if their prices are such that electricity produced by our products costs more than electricity provided through other generation sources, our products would be less economically attractive to potential energy users. In addition, we have no control over the prices of several types of competitive energy sources such as oil, gas or coal. Significant decreases in the price of these inputs could also have a material adverse effect on our business because other generation sources could be more economically attractive to consumers than our Direct FuelCell(R) products.

COMMERCIALIZATION OF OUR PRODUCTS IS DEPENDENT ON CONDUCTING SUCCESSFUL FIELD TRIALS

     One key aspect of our strategy is to leverage the success of our field trials and demonstration projects into long-term distributor-type relationships that will result in these distributors marketing our Direct FuelCell(R) products directly to energy customers. For example, MTU -- Friedrichshafen GmbH, a subsidiary of Daimler Chrysler (MTU), is currently field testing two 250 kW power plants in Germany that incorporate our Direct FuelCell(R) as their fuel cell components. We believe that our fuel cell commercialization program is dependent upon us conducting additional commercial field trials and demonstration projects of our power plants and completing substantial additional research and development. We have planned several field trials and demonstration projects for the remainder of 2001 and 2002 for our sub-megawatt and megawatt class stationary fuel cell power plants. We have not yet, however, conducted any field trials of our proposed commercial design megawatt class products.

     Field trials and demonstration projects may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others (including balance of plant), the failure to combine these technologies properly (including control system coordination) and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. A failure by us to conduct field trials and demonstration projects of our megawatt class products or a failure to site the scheduled sub-megawatt power plants and complete these commercial field trials and research and development as currently planned could delay the timetable by which we believe we can begin to commercially sell our Direct FuelCell(R) products. The failure of planned commercial field trials to perform as well as we anticipate could also have a material adverse effect on our commercialization plans, including the ability to enter into long-term distributor-type relationships for our Direct FuelCell(R) products. Any delay, performance failure or perceived problem with our field trials could hurt our reputation in the distributed generation market and, therefore, could have a material adverse effect on our business, prospects, results of operations and financial condition.

WE CURRENTLY FACE AND WILL CONTINUE TO FACE SIGNIFICANT COMPETITION

     Our Direct FuelCell(R) products currently face and will continue to face significant competition. Technological advances in alternative energy products or improvements in the electric grid or other fuel cell technologies may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete prior to commercialization or afterwards. Other companies, some of which have substantially greater resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

     As our Direct FuelCell(R) products have the potential to replace existing power sources, competition with our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. The distributed generation market, our target market, is currently serviced by several manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators.

     We believe that we are the only domestic company engaged in significant manufacturing and commercialization of carbonate fuel cells. In Asia, at least three manufacturers have demonstrated varying levels of interest in developing and marketing carbonate fuel cells. One of these manufacturers has demonstrated extended operation of a 200 kW carbonate fuel cell. Two of these manufacturers have jointly demonstrated extended operation of a 100 kW carbonate fuel cell and recently tested a 1 MW plant. In Europe, there are several companies engaged in carbonate fuel cell development that are potential competitors. Our licensee, MTU, and its partners have conducted the most significant activity in Europe.

     Other types of fuel cell and alternative energy technologies are being actively pursued by a number of companies. Customers have not yet identified the technologies of choice for alternative energy sources. Emerging technologies in the target distributed generation market include small gas turbines, PEM fuel cells, phosphoric acid fuel cells and solid oxide fuel cells. Major competitors using or developing these technologies include Capstone Turbine Corporation, Elliot Energy Systems and Honeywell International Inc. in the case of small gas turbines, Ballard Power Systems, Inc., International Fuel Cells, Plug Power, Inc. and Nuvera Fuel Cells, Inc. in the case of PEM fuel cells, ONSI Corporation in the case of phosphoric acid fuel cells, and SiemensWestinghouse Electric Company and Mitsubishi Heavy Industries, Ltd. in the case of solid oxide fuel cells. Each of these competitors has the potential to capture market share in our target market, which could have a material adverse effect on our position in the industry.

WE MAY NOT MEET OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION MILESTONES

     We have established product development and commercialization milestones that we use to assess our progress toward developing commercially viable Direct FuelCell(R) products. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To gauge our progress, we operate, test and evaluate our Direct FuelCell(R) products under actual conditions. If our systems exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our initial commercial Direct FuelCell(R) products may decline to purchase them or choose to purchase alternative technologies. We expect to enter the commercial market with our sub-megawatt class product in late 2001 and with our megawatt class products in 2002. We cannot be sure that we will successfully achieve our milestones in the future or that any failure to achieve these milestones will not result in potential competitors gaining advantages in our target market. Failure to meet publicly announced milestones might have a material adverse effect on our operations and our stock price.

WE HAVE NO EXPERIENCE MANUFACTURING OUR DIRECT FUELCELL(R) PRODUCTS ON A COMMERCIAL BASIS

     To date, we have focused primarily on research and development and conducting demonstrations and field trials. We have no experience manufacturing our Direct FuelCell(R) products on a commercial basis. We are currently expanding our product capacity from 5 MW per year and expect to reach 50 MW per year in late 2001. We expect that we will then increase our manufacturing capacity in stages to 400 MW in 2004. We cannot be sure that we will be able to achieve our planned increases in production capacity. Also, as we scale up our production capacity, we cannot be sure that unplanned failures or other technical problems relating to the manufacturing process will not occur.

     If our business grows more quickly than we anticipate, our existing and planned manufacturing facilities will quickly become inadequate and we may need to seek out new or additional space, at considerable cost to us. If our business does not grow as quickly as we expect, our existing and planned manufacturing facilities would in part represent excess capacity for which we may not recover the cost; in that circumstance, our revenues may be inadequate to support our committed costs and our planned growth, and our gross margins and business strategy would suffer.

     Even if we are successful in achieving our planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers. Given our dependence on government research and development contracts and the necessity of providing government entities with substantial amounts of information, our sales process has historically been long and time-consuming. We will need to shorten the time from initial contact to final product delivery if we hope to expand production, reach a wider customer base and forecast revenues with any degree of certainty. Additionally, we cannot be sure that we will be able to develop efficient, low-cost manufacturing capabilities and processes (including automation) that will enable us to meet our cost goals and profitability projections. Our failure to shorten the sales cycle for our Direct FuelCell(R) products or to develop these advanced manufacturing capabilities and processes, or meet our cost goals, could have a material adverse effect on our business, prospects, results of operations and financial condition.

OUR COMMERCIALIZATION PLANS ARE DEPENDENT ON MARKET ACCEPTANCE OF OUR DIRECT FUELCELL(R) PRODUCTS

     Our commercialization plans, which include bringing our sub-megawatt class product to market in late 2001, are dependent upon market acceptance of, as well as enhancements to, our Direct FuelCell(R) products. Fuel cell systems represent an emerging market, and we cannot be sure that potential customers will accept fuel cells as a replacement for traditional power sources. As is typical in a rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Since the distributed generation market is new and evolving, it is difficult to predict with certainty the size of the market and its growth rate. The development of a market for our Direct FuelCell(R) products may be affected by many factors that are out of our control, including:

     - the cost competitiveness of our Direct FuelCell(R) products;

     - the future costs of natural gas and other fuels used by our Direct FuelCell(R) products;

     - consumer reluctance to try a new product;

     - consumer perceptions of the safety of our Direct FuelCell(R) products;

     - the pace of utility deregulation nationwide, which could affect the market for distributed generation;

     - local permitting and environmental requirements; and

     - the emergence of newer, more competitive technologies and products.

     If a sufficient market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our Direct FuelCell(R) products and may never achieve profitability.

     As we begin to commercialize our Direct FuelCell(R) products, we will need to develop warranties, production guarantees and other terms and conditions relating to our products that will be acceptable to the marketplace, develop a service organization or third party service relationship that will aid in servicing our products and obtain self-regulatory certifications, if available, with respect to our products. Failure to achieve any of these objectives may also slow the development of a sufficient market for our products and, therefore, have a material adverse effect on our results of operations.

OUR GOVERNMENT RESEARCH AND DEVELOPMENT CONTRACTS ARE CRITICAL TO THE IMPLEMENTATION OF OUR COMMERCIALIZATION PLANS

     Since 1995, our revenues have been principally derived from a long-term cooperative agreement with the U.S. Department of Energy (DOE). This agreement covers the design, scale-up, construction and testing of direct carbonate fuel cells operating on natural gas. The estimated value of this agreement with the DOE, which expires in December 2003, is $135 million. Of that amount, $26 million remains to be funded by the DOE (excluding our cost share requirements of $16 million). This agreement is critical to the continued development and commercialization of our technology and our products.

     Generally, our U.S. government research and development contracts, including the DOE cooperative agreement, are subject to the risk of termination at the convenience of the contracting agency. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to annual congressional appropriations and the results of government or agency sponsored audits of our cost reduction efforts and our cost projections. We can only receive funds under these contracts ultimately made available to us annually by Congress as a result of the appropriations process. Accordingly, we cannot be sure whether or not we will receive the full amount allocated by the DOE under the DOE cooperative agreement or the full amounts allocated under our other government research and development contracts. We also cannot be sure that we will be able to finance or otherwise meet the cost sharing requirements of these contracts, which are conditions to receiving any amounts allocated under these contracts. Failure to receive the full amounts allocated under any of our government research and development contracts could materially adversely affect our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

THE UNITED STATES GOVERNMENT HAS CERTAIN RIGHTS RELATING TO OUR INTELLECTUAL PROPERTY

     Many of our United States patents are the result of government-funded research and development programs, including the DOE cooperative agreement. Five of our patents that were the result of government-funded research prior to January 1988 (the date that we qualified as a "small business") are owned by the United States government and have been licensed to us. This license is revocable only in the limited circumstances where it has been demonstrated that we are not making an effort to commercialize
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

the invention. Our patents that were the result of government-funded research after January 1988 automatically belong to us because of our "small business" status.

     Seventeen United States patents that we own have resulted from government-funded research and, therefore, are subject to the risk of the exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. These "march-in" rights permit the United States government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents. In addition, our DOE-funded research and development agreements also require us to agree that we will not use or sell any invention subject to that agreement unless the products embodying the invention, or produced through the use of such invention, will be substantially manufactured in the U.S.

     The failure to continue to qualify as a "small business" under applicable government regulations, and the related inability to own our patents developed with government funds if we do not so qualify (unless we obtain a waiver from the government), or the exercise or enforcement of "march-in" or other rights by the government could materially adversely affect our business, prospects, results of operations and financial condition.

OUR FUTURE SUCCESS AND GROWTH IS DEPENDENT ON OUR DISTRIBUTION STRATEGY

     We do not plan to establish a direct distribution infrastructure for our Direct FuelCell(R) products. A key aspect of our strategy is to use multiple third-party distribution channels to ultimately service our diverse customer base. Depending on the needs of the customer, our Direct FuelCell(R) products could be distributed through a value added distributor who could provide a package of our products and various other components such as flywheels and battery storage devices; through an energy services company who could arrange various ancillary services for the customer; or through power generation equipment suppliers. For example, in September 2000, we entered into a distribution agreement with PPL Energy Plus as the first North American distributor of our Direct FuelCell(R) products. In September 2000, we also entered into an alliance agreement with an affiliate of Enron North America Corp. that could result in the sale of at least 55MW of our sub-megawatt class (250kW) or larger sized Direct FuelCell(R) products through September 2002. In addition, we anticipate that our Direct FuelCell(R) components will be distributed through original equipment manufacturers (OEMs), such as MTU, who will then integrate our Direct FuelCell(R) components into power plant products.

     We cannot assure you that we will enter into distributor relationships that are consistent with, or sufficient to support, our commercialization plans or our growth strategy or that these relationships will be on terms favorable to us. Even if we enter into these types of relationships, we cannot assure you that the distributors with which we form relationships will focus adequate resources on selling our products or will be successful in selling them. Some of these distributor arrangements have or will require that we grant exclusive distribution rights to companies in defined territories. These exclusive arrangements could result in us being unable to enter into other arrangements at a time when the distributor with which we form a relationship is not successful in selling our products or has reduced its commitment to marketing our products. In addition, as with our agreements with PPL and Enron, future distributor arrangements may also include the issuance of equity and warrants to purchase our equity, which may have an adverse effect on our stock price. To the extent we enter into distributor relationships, the failure of these distributors in assisting us with the marketing and distribution of our products may adversely affect our financial condition and results of operations.

     We cannot be sure that MTU will continue to, or OEMs will, manufacture or package products using our Direct FuelCell(R) components. In this area, our success will largely depend upon our ability to make our products compatible with the power plant products of OEMs and the ability of these OEMs to sell their products containing our products. In addition, some OEMs may need to redesign or modify their existing power plant products to fully incorporate our products. Accordingly, any integration, design,

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

manufacturing or marketing problems encountered by MTU or OEMs could adversely affect the market for our Direct FuelCell(R) products and, therefore, our business, prospects, results of operations and financial condition.

WE DEPEND ON THIRD PARTY SUPPLIERS FOR THE DEVELOPMENT AND SUPPLY OF KEY COMPONENTS FOR OUR DIRECT FUELCELL(R) PRODUCTS

     We purchase several key components of our products from other companies and will rely on third-party suppliers for the balance-of-plant components in our Direct FuelCell(R) products. There is a limited number of suppliers for some of the key components of our Direct FuelCell(R) products. A supplier's failure to develop and supply components in a timely manner or to supply components that meet our quality, quantity or cost requirements or technical specifications or our inability to obtain alternative sources of these components on a timely basis or on terms acceptable to us could harm our ability to manufacture our Direct FuelCell(R) products. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

     We do not know when or whether we will secure long-term supply relationships with any of our suppliers or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure long-term relationships with entities who will supply the required components for our Direct FuelCell(R) products.

WE DEPEND ON OUR INTELLECTUAL PROPERTY, AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS

     Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. The patents that we have obtained will expire between 2001 and 2018 and the average remaining life of our patents is approximately nine years. Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering design. In addition, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. If we are found to be infringing third-party patents, we do not know whether we will able to obtain licenses to use such patents on acceptable terms, if at all. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

     - any of the U.S. patents or foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or

     - any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

     In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

     We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If our licensors are found to be infringing third-party patents, we do not know whether we will be able to obtain licenses to use the intellectual property licensed to us on acceptable terms, if at all.

     If necessary or desirable, we may seek extensions of existing licenses or further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such extensions or further licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property that we use at present could cause us to incur substantial liabilities, and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

     While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED MANAGEMENT AND
TECHNICAL PERSONNEL

     Our future success is substantially dependent on the continued services and on the performance of our executive officers and other key management, engineering, scientific, manufacturing and operating personnel, particularly Jerry Leitman, our President and Chief Executive Officer, and Dr. Hansraj Maru and Christopher Bentley, our Executive Vice Presidents. The loss of the services of any executive officer, including Mr. Leitman, Dr. Maru and Mr. Bentley, or other key management, engineering, scientific, manufacturing and operating personnel, could materially adversely affect our business. Our ability to achieve our development and commercialization plans will also depend on our ability to attract and retain additional qualified management and technical personnel. Recruiting personnel for the fuel cell industry is highly competitive. We do not know whether we will be able to attract or retain additional qualified management and technical personnel. Our inability to attract and retain additional qualified management and technical personnel, or the departure of key employees, could materially adversely affect our development and commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

OUR MANAGEMENT MAY BE UNABLE TO MANAGE RAPID GROWTH EFFECTIVELY

     We expect to rapidly expand our manufacturing capabilities, accelerate the commercialization of our products and enter a period of rapid growth, which will place a significant strain on our senior management team and our financial and other resources. The proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the commercialization of a new product. Our ability to manage our rapid growth effectively will require us to continue to improve our operations, to improve our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

WE MAY BE AFFECTED BY ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION

     As we begin to commercialize our Direct FuelCell(R) products, we will be subject to federal, state or local regulation with respect to, among other things, emissions and siting. Assuming no cogeneration applications are utilized in conjunction with our larger plants, they will discharge humid flue gas at temperatures of approximately 700-800 DEGREES F, water at temperatures of approximately 10-20 DEGREES F above ambient air temperatures and carbon dioxide. These emissions will require permits that we expect (but cannot assure) will be similar to those applicable to generating units.

     In addition, it is possible that industry specific laws and regulations will be adopted covering matters such as transmission scheduling, distribution and the characteristics and quality of our products, including installation and servicing. This regulation could limit the growth in the use of carbonate fuel cells, decrease the acceptance of fuel cells as a commercial product and increase our costs and, therefore, the price of our Direct FuelCell(R) products. Accordingly, compliance with existing or future laws and regulations as we begin to commercialize and site our products could have a material adverse effect on our business, prospects, results of operations and financial condition.

UTILITY COMPANIES COULD IMPOSE CUSTOMER FEES OR INTERCONNECTION REQUIREMENTS TO OUR CUSTOMERS THAT COULD MAKE OUR PRODUCTS LESS DESIRABLE

     Utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back up purposes. These fees could increase the cost to our customers of using our Direct FuelCell(R) products and could make our products less desirable, thereby harming our business, prospects, results of operations and financial condition.

     Several states (Texas, New York, California and others) have created and adopted or are in the process of creating their own interconnection regulations covering both technical and financial requirements for interconnection to utility grids. Depending on the complexities of the requirements, installation of our systems may become burdened with additional costs and have a negative impact on our ability to sell systems. There is also a burden in having to track the requirements of individual states and design equipment to comply with the varying standards. The Institute of Electrical and Electronics Engineers has been working to create an interconnection standard addressing the technical requirements for distributed generation to interconnect to utility grids. Many parties are hopeful that this standard will be adopted nationally when it is completed to help reduce the barriers to deployment of distributed generation such as fuel cells.

CHANGES IN GOVERNMENT REGULATIONS AND ELECTRIC UTILITY INDUSTRY RESTRUCTURING MAY AFFECT DEMAND FOR OUR DIRECT FUELCELL(R) PRODUCTS

     The market for electricity generation products is heavily influenced by federal and state governmental regulations and policies. Problems associated with deregulation of the electric industry in California have resulted in intermittent service interruptions and significantly higher costs in some areas of the state. To alleviate these problems, emergency procedures have been implemented in California to provide for expedited review and approval of the construction and operation of new power plants in California on favorable terms. Additional competition from these power plants or other power sources that may take advantage of favorable legislation as well as unforeseen changes in the California market could diminish the potential demand for our products. Changes in regulatory standards or policies could reduce the level of investment in the research and development of alternative energy sources, including fuel cells, and could similarly result in a reduction in the potential demand for our Direct FuelCell(R) products.

     Our target market, the distributed generation market, is driven by deregulation and restructuring of the electric utility industry in the United States and elsewhere and by the requirements of utilities, independent power producers and end users. Deregulation of the electric utility industry is subject to government policies that will determine the pace and extent of deregulation. Many states have recently delayed the implementation of deregulation as a result of the energy situation in California. Changes in government and public policy over time could further delay or otherwise affect deregulation and, therefore, adversely affect our prospects for commercializing our Direct FuelCell(R) products and our financial results. We cannot predict how the deregulation and restructuring of the electric utility industry will ultimately affect the market for our Direct FuelCell(R) products.

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

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO COMPLETE OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION PLANS

     Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities, our field trials and demonstration projects or the development of our manufacturing capabilities. Future capital requirements are dependent upon many factors, including, but not limited to, the rate at which we expand production volume capabilities, the amount used to fund demonstration projects and field trials, the level of government funding provided to us and our investment in new technology. In addition to the proceeds from offerings of our securities and expected government funding, we believe it is likely that we will need additional funding to expand our manufacturing capabilities to the level where volume efficiencies can be achieved consistent with our plans to fully commercialize our products. Some of our potential strategic business partners have invested in us and others have indicated interest in investing in us. However, additional financing may not be available and, if available, it may not be available on terms favorable to our stockholders or us. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to limit operations in a manner inconsistent with our commercialization plans.

WE COULD BE LIABLE FOR ENVIRONMENTAL DAMAGES RESULTING FROM OUR RESEARCH, DEVELOPMENT OR MANUFACTURING OPERATIONS

     Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

OUR PRODUCTS USE INHERENTLY DANGEROUS, FLAMMABLE FUELS, OPERATE AT HIGH TEMPERATURES AND USE CORROSIVE CARBONATE MATERIAL, EACH OF WHICH COULD SUBJECT OUR BUSINESS TO PRODUCT LIABILITY CLAIMS

     Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen. Hydrogen is a flammable gas and therefore a potentially dangerous product. Hydrogen is typically generated from gaseous and liquid fuels that are also flammable and dangerous, such as propane, natural gas or methane, in a process known as reforming. Natural gas and propane could leak into a residence or commercial location and combust if ignited by another source. In addition, our Direct FuelCell(R) products operate at high temperatures and use corrosive carbonate material, which could each expose us to potential liability claims. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our Direct FuelCell(R) products. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

WE ARE SUBJECT TO RISKS INHERENT IN INTERNATIONAL OPERATIONS

     Since we plan to market our Direct FuelCell(R) products both inside and outside the United States, our success depends, in part, on our ability to secure foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. In addition, we are subject to tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies. We face numerous challenges in our international expansion, including unexpected changes in regulatory requirements, fluctuations in currency exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

WE HAVE LARGE AND INFLUENTIAL STOCKHOLDERS

     MTU currently owns approximately 8.7% of our outstanding common stock (based upon the shares of our common stock outstanding as of April 30, 2001). Loeb Investors Co. LXXV and Warren Bagatelle (a managing director of an affiliate of Loeb Investors Co. LXXV) collectively own approximately 5.2% of our outstanding common stock (based upon the shares of our common stock outstanding as of April 30, 2001). These ownership levels could make it difficult for a third party to acquire our common stock or have input into the decisions made by our board of directors, which include Michael Bode of MTU, Warren Bagatelle and Thomas L. Kempner (Chairman and Chief Executive Officer of an affiliate of Loeb Investors Co. LXXV). MTU is also a licensee of our technology and a purchaser of our Direct FuelCell(R) products. Therefore, it may be in MTU's interest to possess substantial influence over matters concerning our overall strategy and technological and commercial development. In addition, MTU's ownership interest could raise a conflict of interest if MTU is experimenting with competing technologies for its own products.

OUR STOCK PRICE HAS BEEN AND COULD REMAIN VOLATILE

     The market price for our common stock has been and may continue to be volatile and subject to extreme price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

     - failure to meet our product development and commercialization milestones;

     - due to our stage of development, variations in our quarterly operating results from the expectations of securities analysts or investors;

     - downward revisions in securities analysts' estimates or changes in general market conditions;

     - announcements of technological innovations or new products or services by us or our competitors;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - investor perception of our industry or our prospects;

     - insider selling or buying;

     - demand for our common stock; and

     - general technological or economic trends.

     In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management's attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

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

PROVISIONS OF DELAWARE AND CONNECTICUT LAW AND OF OUR CHARTER AND BY-LAWS MAY MAKE A TAKEOVER MORE DIFFICULT

     Provisions in our certificate of incorporation and by-laws and in Delaware and Connecticut corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors. See "Description of Common Stock."

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE

     Substantial sales of our common stock in the public market, or the perception by the market that such sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. As of April 30, 2001, we had 15,794,575 shares of common stock outstanding. Of these shares, as of that date, 15,501,677 shares of our common stock are freely tradable subject, in some cases, to the volume and manner of sale limitations under Rule 144 under the Securities Act. As of that date, 292,898 shares of our common stock will become available for sale at various later dates upon the expiration of various restrictions on resale.

     In addition, as of April 30, 2001, 2,825,990 shares of our common stock were required to be reserved for issuance under our stock option and other benefit plans and 1,300,000 shares of our common stock were required to be reserved for issuance pursuant to outstanding warrants. As of April 30, 2001, options to purchase 2,096,726 shares of our common stock were issued and outstanding under our stock option plans at a weighted average exercise price of $18.04 per share, of which options to purchase 983,852 shares had vested. The outstanding warrants to purchase 1,300,000 shares of our common stock have not yet vested.

     As of April 30, 2001, the holders of 292,898 shares of our common stock had the right, subject to various conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or for other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to fall.

     We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

                             FUELCELL ENERGY, INC.

     We are a leading developer of carbonate fuel cell technology for stationary power generation. We have designed and are planning to commercialize fuel cell power plants that offer significant advantages compared to existing power generation technology. These advantages include higher fuel efficiency, significantly lower emissions, quieter operation, lower vibration, flexible siting and permitting requirements, scalability and potentially lower operating, maintenance and generation costs. We have conducted successful field trials of 250 kW and 2 MW units.

     Our initial market entry commercial products will be rated at 250 kW, 1 MW and 2 MW in capacity. We have designed our mature commercial products in three configurations: 300 kW, 1.5 MW and 3 MW. Our products are targeted for utility, commercial and industrial customers in the growing distributed generation market for applications up to 10 MW. We are also developing new products, based on our existing power plant design, for applications in the 10 to 50 MW range. We expect to enter the commercial market with our sub-megawatt class product in late 2001 and with our megawatt class products in 2002. Additional information concerning us is included in our reports and other documents incorporated by reference in this prospectus.

     Our executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813. Our telephone number is (203) 825-6000.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site that the SEC maintains at "http://www.sec.gov." Our common stock is quoted on the Nasdaq National Market, and you may also inspect and copy our SEC filings at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20549. This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933. This prospectus omits part of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference rooms or from its web site.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

     - Our annual report on Form 10-K (as amended on Form 10-K/A) for the fiscal year ended October 31, 2000.

     - Our quarterly report on Form 10-Q for the quarter ended January 31, 2001.

     - Our current report on Form 8-K dated May 31, 2001.

     - The description of our common stock contained in our registration statement on Form 8-A, dated June 6, 2000, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock.

     - Our definitive proxy statement dated February 14, 2001, filed in connection with our 2001 annual meeting of stockholders.

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

     You may request a copy of these filings at no cost by writing or telephoning the office of Joseph G. Mahler, FuelCell Energy, Inc., 3 Great Pasture Road, Danbury, Connecticut 06813, telephone (203) 825-6000.

     You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

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                           FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates by reference, and the accompanying prospectus supplement may include, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "expects," "anticipates," "approximates," "believes," "estimates," "intends," and "hopes" and variations of such words and similar expressions are intended to identify such forward-looking statements. We intend such forward-looking statements, all of which are qualified by this statement, to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under "Risk Factors." The forward-looking statements contained or incorporated by reference in this prospectus or the accompanying prospectus supplement include, among others, statements about:

     - the development and commercialization schedule for our fuel cell technology and products;

     - future funding under government research and development contracts;

     - the expected cost competitiveness of our fuel cell technology and products;

     - our intellectual property;

     - the timing and availability of our products;

     - the electric power supply industry and the distributed generation market;

     - our business strategy; and

     - general economic conditions in the electric power supply industry and our target markets.

     Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus or the accompanying prospectus supplement might not occur.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of our earnings to fixed charges are set forth below for each of the periods indicated.

                                             SIX
                                           MONTHS
                                            ENDED              FISCAL YEAR ENDED OCTOBER 31,
                                          APRIL 30,    ---------------------------------------------
                                           2001(2)     2000(2)    1999(2)    1998(2)    1997    1996
                                          ---------    -------    -------    -------    ----    ----
Ratio of earnings to fixed charges(1)...     --          --         --         --       1.1     2.1

---------------
(1) We do not have any preferred stock outstanding and consequently the ratio of combined fixed charges and preference dividends to earnings is identical to the ratio of earnings to fixed charges as of the date of this prospectus.

(2) For the six months ended April 30, 2001, and for the fiscal years ended October 31, 2000, 1999 and 1998, our earnings were inadequate to cover fixed charges. The coverage deficiencies were $61,000, $141,000, $169,000 and $269,000, respectively.

     For purposes of calculating the ratios of earnings to fixed charges, (i) fixed charges consist of interest on debt, amortization of discount on debt and capitalized interest, and (ii) earnings consist of pre-tax income from operations and fixed charges (excluding capitalized interest) and include the amortization of capitalized interest.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the securities offered by us pursuant to this prospectus and any prospectus supplement for our general corporate purposes, which may include the expansion of our manufacturing facilities and other capital expenditures and working capital. The prospectus supplement relating to a particular offering of securities by us will identify the use of proceeds for that offering.

                                DIVIDEND POLICY

     We have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends in the foreseeable future. As a result of not collecting a dividend, there is a risk that stockholders will not experience a return on their investment unless they sell their shares of common stock.

                         DESCRIPTION OF DEBT SECURITIES

     We may from time to time offer and sell debt securities (the "Debt Securities"), consisting of debentures, notes and/or other unsecured evidences of indebtedness. The Debt Securities will be either our unsecured senior debt securities (the "Senior Debt Securities") or our unsecured subordinated debt securities (the "Subordinated Debt Securities"). The Senior Debt Securities will be issued under an Indenture (the "Senior Indenture") between us and a trustee that will be identified in a prospectus supplement (the "Senior Trustee"). The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our outstanding unsecured senior indebtedness. The Subordinated Debt Securities will be issued under a second indenture (the "Subordinated Indenture") between us and a trustee that will be identified in a prospectus supplement (the "Subordinated Trustee"), which may be the same as the Senior Trustee. The Subordinated Debt Securities will be our direct, unsecured obligations and, unless otherwise specified in the prospectus supplement relating to a particular series of Subordinated Debt Securities offered by such prospectus supplement, will be subject to the subordination provisions set forth under the heading "Subordination of the Subordinated Debt Securities" below. The Senior Indenture and the Subordinated Indenture are together called the "Indentures" and the Senior Trustee and the Subordinated Trustee are together called the "Trustee."

     The following summary of certain provisions of the Indentures is not complete. You should refer to the form of each Indenture, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

     The following section describes certain general terms and provisions of the Debt Securities. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any prospectus supplement will be described in that prospectus supplement.

     GENERAL. The Indentures do not limit the aggregate principal amount of Debt Securities that we may issue. Each Indenture provides that Debt Securities of any series may be issued under it up to the aggregate principal amount authorized from time to time by us and may be denominated in any currency or currency unit that we designate. We will determine the terms and conditions of each series of Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. Unless set forth in the applicable prospectus supplement, neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness that we may incur or the other securities that we may issue.

     The prospectus supplement relating to each series of Debt Securities being offered will specify the particular terms of those Debt Securities. The terms may include:

     - the title of the Debt Securities and whether they are Senior Debt Securities or Subordinated Debt Securities;

     - any limit on the aggregate principal amount of the Debt Securities;

     - the priority of payment of the Debt Securities, including any subordination provisions;

     - the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued;

     - the date or dates on which the principal and premium, if any, of the Debt Securities are payable;

     - the interest rate or rates (which may be fixed or variable) of the Debt Securities, if any;

     - the interest payment date or dates, if any, or the method or methods by which such dates may be determined, if any, the date or dates on which payment of interest, if any, will commence, the date or dates from which interest will accrue and the regular record dates for such interest payment dates;

     - the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security (as defined herein) will be paid;

     - each office or agency where, subject to the terms of the applicable Indenture, the Debt Securities may be presented for registration of transfer or exchange;

     - the place or places where, subject to the terms of the applicable Indenture, the principal (and premium, if any) and interest, if any, on the Debt Securities will be payable;

     - the terms and conditions on which we may redeem any Debt Securities, if at all;

     - any obligation to redeem or purchase any Debt Securities and the terms and conditions on which we must do so;

     - the denomination or denominations in which the Debt Securities will be issuable if other than $1,000 and integral multiples thereof;

     - the currency, currencies or units based on or related to currencies for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal of, premium, if any, and any interest on such Debt Securities may be payable;

     - whether the Debt Securities will be convertible into shares of our common stock or preferred stock, or other securities or property, and, if so, the terms of such conversion;

     - any index used to determine the amount of payments of principal of, premium, if any, and interest on the Debt Securities;

     - the payment of any additional amounts with respect to the Debt
       Securities;

     - whether any of the Debt Securities will be issued as Original Issue Discount Securities (as defined below) and the terms and provisions relating to these securities;

     - information with respect to book-entry procedures relating to Global Securities, if any;

     - if applicable, that the Debt Securities are defeasible;

     - any additional covenants or Events of Default not set forth in the applicable Indenture or changes in the covenants or Events of Default set forth in the applicable Indenture; and

     - any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture.

     Debt Securities may be issued as original issue discount Debt Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) ("Original Issue Discount Securities"), to be sold at a substantial discount below their stated principal amount. There may not be any periodic payments of interest on Original Issue Discount Securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be set forth in the prospectus supplement and determined in accordance with the terms of such security and the Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security. The federal income tax considerations with respect to Original Issue Discount Securities will be explained in the prospectus supplement we prepare for the Original Issue Discount Securities.

     CONVERSION AND EXCHANGE RIGHTS. The prospectus supplement will describe, if applicable, the terms on which you may convert Debt Securities into or exchange them for our common stock, our preferred stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. We will describe how the number of shares of our common stock, our preferred stock or other securities or property to be received upon conversion or exchange would be calculated.

     FORM, EXCHANGE AND TRANSFER. We will issue Debt Securities only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

     The holder of a Debt Security may elect, subject to the terms of the Indentures and the limitations applicable to Global Securities, to exchange them for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

     Holders of Debt Securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed, at the office of the transfer agent we designate for the purpose. We will not impose a service charge for any registration of transfer or exchange of Debt Securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place of payment for the Debt Securities.

     If we redeem the Debt Securities, we will not be required to issue, register the transfer of or exchange any Debt Security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange any Debt Security selected for redemption, except the unredeemed portion of the Debt Security being redeemed.

     PAYMENT AND PAYING AGENTS. Unless otherwise stated in the prospectus supplement, we will pay principal and any premium or interest on a Debt Security to the person in whose name the Debt Security is registered at the close of business on the regular record date for such interest.

     Unless otherwise stated in the prospectus supplement, we will pay principal and any premium or interest on the Debt Securities at the office of our designated paying agent, except we may pay interest by check mailed to the address of the person entitled to the payment. Unless we state otherwise in the prospectus supplement, the corporate trust office of the Trustee will be the paying agent for the Debt Securities.

     Any other paying agents we designate for the Debt Securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the Debt Securities.

     The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any Debt Security that remains unclaimed for a specified period. The holder thereafter may look only to us for payment.

     GLOBAL SECURITIES. The Debt Securities of any series may be represented by one or more global securities (each, a "Global Security" and, together, the "Global Securities") that will have an aggregate principal amount equal to that of the Debt Securities of that series. Each Global Security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the Global Security with the depositary or a custodian, and the Global Security will bear a legend regarding the restrictions on exchanges and registration of transfer.

     No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary unless (1) the depositary has notified us that it is unwilling or unable to continue as depositary or (2) an event of default occurs and continues with respect to the Debt Securities. The depositary will determine how all securities issued in exchange for a Global Security will be registered.

     As long as the depositary or its nominee is the registered holder of a Global Security, the depositary or the nominee will be considered the sole owner and holder of the Global Security and the underlying Debt Securities. Except as stated above, owners of beneficial interests in a Global Security will not be entitled to have the Global Security or any Debt Security registered in their names, will not receive physical delivery of certificated Debt Securities and will not be considered to be the owners or holders of the Global Security or underlying Debt Securities. We will make all payments of principal, premium and interest on a Global Security to the depositary or its nominee. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a Global Security.

     Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a Global Security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

     The policies and procedures of the depositary may govern payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security. We and the Trustee assume no responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security.

     The specific terms of the depositary arrangement with respect to any series of Debt Securities will be described in the applicable prospectus supplement.

     CONSOLIDATION, MERGER AND SALE OF ASSETS. Each Indenture provides that we may, without the consent of the holders of any of the Debt Securities outstanding under the applicable Indenture, consolidate with, merge into or transfer our assets substantially as an entirety to any person, provided that:

     - any successor assumes our obligations on the applicable Debt Securities and under the applicable Indenture;

     - after giving effect to the transaction, there is no Default or Event of Default that is continuing; and

     - certain other conditions under the applicable Indenture are met.

     Accordingly, such consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create any Event of Default which would entitle holders of the Debt Securities, or the Trustee on their behalf, to take any of the actions described below under "Events of Default."

     LEVERAGED AND OTHER TRANSACTIONS. Unless otherwise specified in the applicable prospectus supplement, the Indentures and the Debt Securities will not contain, among other things, provisions that would protect holders of the Debt Securities in the event of a highly leveraged or other transaction involving us that could adversely affect the holders of Debt Securities.

     MODIFICATION OF THE INDENTURES; WAIVER. Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each affected series, modifications and alterations of such Indenture may be made that affect the rights of the holders of such Debt Securities. However, no such modification or alteration may be made without the consent of the holder of each Debt Security so affected which would, among other things:

     - change the maturity of the principal of, or of any installment of interest (or premium, if any) on, any Debt Security issued pursuant to such Indenture;

     - change the principal amount thereof, premium thereon, if any, or interest thereon;

     - change the method of calculation of interest or the currency of payment of principal or interest (or premium, if any) thereon;

     - reduce the minimum rate of interest thereon;

     - impair the right to bring suit for the enforcement of any such payment on or with respect to any such Debt Security;

     - reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof;

     - reduce the above-stated percentage in principal amount of outstanding Debt Securities of any series required to modify or alter such Indenture;

     - in the case of Subordinated Debt Securities, modify the subordination provisions in a manner materially adverse to their holders;

     - in the case of Debt Securities that are convertible or exchangeable into our other securities, adversely affect the right of holders to convert or exchange any of the Debt Securities;

     - reduce the percentage in principal amount of outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults;

     - modify provisions with respect to modification and waiver; or

     - change our obligation to maintain an office or agency as required by the applicable Indenture.

     The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive, on behalf of the holders of all Debt Securities of that series, our compliance with certain restrictive provisions of the Indentures. Prior to the acceleration of the maturity of the Debt Securities of any series outstanding under the Indentures, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive any past default under the Indenture with respect to Debt Securities of that series, except a default (1) in the payment of principal, premium or interest on any Debt Security of that series or (2) in respect of a covenant or provision of the Indenture that cannot be amended without each holder's consent.

     Except in certain limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures. In certain limited circumstances, the Trustee may set a record date for action by holders. To be effective, the action must be taken by holders of the requisite principal amount of such Debt Securities within a specified period following the record date.

     EVENTS OF DEFAULT. An Event of Default with respect to the Debt Securities of any series is defined in the applicable Indenture as:

     - default in the payment of principal of or premium, if any, on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the Subordinated Indenture;

     - default in the payment of interest on any Debt Security of that series when due, which continues for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the Subordinated Indenture;

     - failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

     - default in the performance by us of any of our other covenants in the applicable Indenture with respect to the Debt Securities of such series, which continues for 90 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series;

     - certain events of bankruptcy, insolvency or reorganization affecting us; and

     - any other event that may be specified in a prospectus supplement with respect to any series of Debt Securities.

     If an Event of Default (other than an Event of Default relating to events of bankruptcy, insolvency or reorganization) with respect to any series of Debt Securities occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such series outstanding may declare the principal amount (or if such Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be immediately due and payable. If an Event of Default relating to events of bankruptcy, insolvency or reorganization with respect to the Debt Securities of any series at the time outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. For information as to waiver of defaults, see "Modification of the Indentures; Waiver."

     If an Event of Default occurs and is continuing, the Trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Debt Securities of any series, and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the applicable Indenture will, proceed to protect the rights of the holders of all the Debt Securities of such series.

     The Indentures provide that upon the occurrence of an Event of Default relating to payments of principal of, premium, if any, or interest on any Debt Security, we will, upon demand of the Trustee, pay to it, for the benefit of the holder of any such Debt Security, the whole amount then due and payable on such Debt Securities for principal, premium, if any, and interest. The Indentures further provide that that if we fail to pay such amount upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection of the amount due.

     No holder of a Debt Security of any series may institute any proceeding with respect to the Indentures, or for the appointment of a receiver or a trustee, or for other remedy, unless (1) the holder has previously given the Trustee written notice of a continuing event of default, (2) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made a written request, and the holders have offered reasonable indemnity to the Trustee to institute the proceeding, and (3) the Trustee has failed to institute the proceeding, and has not received a direction inconsistent with the request within 60 days of such notice. The Indentures also provide that, notwithstanding any other provision of the applicable Indenture, the holder of any Debt Security of any series will have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Debt Securities when due and that such right will not be impaired without the consent of such holder.

     We are required to file annually with the applicable Trustee a written statement as to the existence or non-existence of defaults under the Indentures or the Debt Securities.

     SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES. The Subordinated Debt Securities will be our direct, unsecured obligations and, unless otherwise specified in the prospectus supplement relating to a particular series of Subordinated Debt Securities offered by such prospectus supplement, will be subject to the subordination provisions described in this section. Upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities is to be subordinated in right of payment to all Senior Indebtedness. In certain events of bankruptcy or insolvency, the payment of the principal of and interest on the Subordinated Debt Securities will, to the extent provided in the Subordinated Indenture, also be effectively subordinated in right of payment to all General Obligations (as defined below).

     Upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due before the holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the Subordinated Debt Securities. If upon any such payment or distribution of assets, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, (i) there remain any amounts of cash, property or securities available for payment or distribution in respect of the Subordinated Debt Securities ("Excess Proceeds") and (ii) if, at such time, any creditors in respect of General Obligations have not received payment in full of all amounts due or to become due on or in respect of such General Obligations, then such Excess Proceeds will first be applied to pay or provide for the payment in full of such General Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities.

     In addition, no payment may be made on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, at any time in the event:

     - there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any Senior Indebtedness; or

     - any event of default with respect to any Senior Indebtedness has occurred and is continuing or would occur as a result of such payment on the Subordinated Debt Securities or any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, permitting the holders of such Senior Indebtedness to accelerate the maturity thereof.

     Except as described above, our obligation to make payments of the principal of, premium, if any, or interest on the Subordinated Debt Securities will not be affected.

     By reason of the subordination in favor of the holders of Senior Indebtedness, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, our creditors who are not holders of Senior Indebtedness or the Subordinated Debt Securities may recover less, proportionately, than holders of Senior Indebtedness and may recover more, proportionately, than holders of the Subordinated Debt Securities.

     Subject to payment in full of all Senior Indebtedness, the holders of Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or our securities applicable to Senior Indebtedness. Subject to payment in full of all General Obligations, the holders of the Subordinated Debt Securities will be subrogated to the rights of the creditors in respect of General Obligations to receive payments or distributions of cash, property or our securities applicable to such creditors in respect of General Obligations.

     "Senior Indebtedness" for purposes of the Subordinated Indenture is the principal of, premium, if any, and interest on:

     - all of our indebtedness for money borrowed (other than (i) the Subordinated Debt Securities and (ii) the Junior Subordinated Indebtedness (as defined below)) whether outstanding on the date of execution of the Subordinated Indenture or created, assumed or incurred after that date, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the Subordinated Debt Securities or to rank equally with the Subordinated Debt Securities; and

     - any deferrals, renewals or extensions of any such Senior Indebtedness.

     The term "indebtedness for money borrowed" as used in this prospectus includes, without limitation, any obligation of, or any obligation guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. The Subordinated Indenture does not limit our issuance of additional Senior Indebtedness.

     The Subordinated Debt Securities will rank senior in right of payment to our Junior Subordinated Indebtedness upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, to the extent provided in the instruments creating our Junior Subordinated Indebtedness. "Junior Subordinated Indebtedness" is the principal of, premium, if any, and interest on:

     - all of our indebtedness for money borrowed whether outstanding on the date of the execution of the Subordinated Indenture or created, assumed or incurred after that date that is by its terms subordinated to the Subordinated Debt Securities; and

     - any deferrals, renewals or extensions of any of such Junior Subordinated Indebtedness.

     Unless otherwise specified in the prospectus supplement relating to a particular series of Subordinated Debt Securities offered thereby, the term "General Obligations" means all obligations to make payment on account of claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, other than:

     - obligations on account of Senior Indebtedness;

     - obligations on account of indebtedness for money borrowed ranking equal with or subordinate to the Subordinated Debt Securities; and

     - obligations which by their terms are expressly stated not to be senior in right of payment to the Subordinated Debt Securities or to rank equally with the Subordinated Debt Securities.

     Unless otherwise specified in the prospectus supplement relating to any series of Subordinated Debt Securities, payment of principal of the Subordinated Debt Securities may be accelerated only in case of the bankruptcy, insolvency or reorganization of our company.

     DEFEASANCE AND COVENANT DEFEASANCE. To the extent stated in the prospectus supplement, we may elect to apply the provisions relating to defeasance and discharge of indebtedness, or to defeasance of certain restrictive covenants in the Indentures, to the Debt Securities of any series.

                         DESCRIPTION OF PREFERRED STOCK

     This section describes the general terms of our preferred stock, $0.01 par value, to which any prospectus supplement may relate. Certain terms of any series of our preferred stock offered by any prospectus supplement will be described in such prospectus supplement. If so indicated in the prospectus supplement, the terms of that series may differ from the terms described below. The provisions of our preferred stock described below are not complete. You should refer to our certificate of incorporation and any certificate of amendment to our certificate of incorporation or certificate of designations filed with the SEC in connection with the offering of our preferred stock.

     GENERAL. Under our certificate of incorporation, our board of directors has the authority, without further stockholder action, to issue from time to time preferred stock in one or more series and for such consideration as may be fixed from time to time by our board of directors. Our board also has the authority to fix and determine, in the manner provided by law, the relative rights and preferences of the shares of any series so established, such as dividend and voting rights. Our certificate of incorporation authorizes 250,000 shares of undesignated preferred stock. Prior to the issuance of each series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock.

     Our preferred stock will have the dividend, liquidation, redemption, voting and conversion rights set forth below unless otherwise specified in the applicable prospectus supplement. You should read the prospectus supplement relating to the particular series of preferred stock offered thereby for specific terms, including:

     - the designation, stated value and liquidation preference of such preferred stock and the number of shares offered;

     - the initial public offering price at which the preferred stock will be issued;

     - the dividend rate or rates (or method of calculation), the dividend periods, the date on which dividends will be payable and whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

     - any redemption or sinking fund provisions;

     - any conversion provisions; and

     - any additional rights, preferences, privileges, qualifications, limitations and restrictions of the preferred stock.

     No shares of our preferred stock are currently outstanding. Our preferred stock will, when issued, be fully paid and nonassessable and have no preemptive rights. Unless otherwise specified in the applicable prospectus supplement, the shares of each series of preferred stock will upon issuance rank equally in all respects with each other then outstanding series of preferred stock.

     Preferred stock could be issued quickly with terms that could delay or prevent a change of control or make the removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock and may adversely affect the voting and other rights of the holders of our common stock.

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

     RANK. Any series of our preferred stock will, with respect to dividend rights and rights on liquidation, winding up or dissolution, rank:

     - senior to all classes of our common stock and to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank junior to that preferred stock;

     - equally with all equity securities issued by us, the terms of which specifically provide that the equity securities will rank equally with that preferred stock; and

     - junior to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank senior to that preferred stock.

     DIVIDENDS. The holders of our preferred stock will be entitled to receive, when, as and if declared by our board of directors, dividends at such rates and on such dates as will be specified in the applicable prospectus supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable prospectus supplement. Dividends will be payable to the holders of record as they appear on our stock books on such record dates as will be fixed by our board. Dividends may be paid in the form of cash, preferred stock (of the same or a different series) or our common stock, in each case as specified in the applicable prospectus supplement.

     Dividends on any series of our preferred stock may be cumulative or noncumulative, as specified in the applicable prospectus supplement. If the dividends on a series of our preferred stock are noncumulative ("Noncumulative Preferred Stock"), and our board of directors fails to declare a dividend payable on a dividend payment date, then the holders of such preferred stock will have no right to receive a dividend in respect to the dividend period relating to such dividend payment date, and we will not be obligated to pay the dividend accrued for such period, whether or not dividends on such preferred stock are declared or paid on any future dividend payment dates.

     We will not declare or pay or set apart for payment any dividends on any series of our preferred stock that rank, as to dividends, on a parity with or junior to the outstanding preferred stock of any series unless (i) if such outstanding preferred stock has a cumulative dividend ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such preferred stock for all dividend periods terminating on or prior to the date of payment of any such dividends on such other series of the preferred stock or (ii) if such outstanding preferred stock is Noncumulative Preferred Stock, full dividends for the then-current dividend period on such preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.

     Until full dividends are paid (or declared and payment is set aside) on our preferred stock ranking equal as to dividends, then:

     - we will declare any dividends pro rata among the preferred stock of each series and any preferred stock ranking equal to such preferred stock as to dividends (i.e., the dividends we declare per share on each series of such preferred stock will bear the same relationship to each other that the full accrued dividends per share on each such series of the preferred stock (which will not, if such preferred stock is Noncumulative Preferred Stock, include any accumulation in respect to unpaid dividends for prior dividend periods) bear to each other);

     - other than such pro rata dividends, we will not declare or pay any dividends or declare or make any distributions upon any security ranking junior to or equal with the preferred stock as to dividends or upon liquidation (except dividends on common stock payable in common stock, dividends or distributions paid for with securities ranking junior to the preferred stock as to dividends and upon liquidation and cash in lieu of fractional shares in connection with such dividends); and

     - we will not redeem, purchase or otherwise acquire (or set aside money for a sinking fund for) our common stock or any other securities ranking junior to or equal with the preferred stock as to

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

       dividends or upon liquidation (except by conversion into or exchange for stock junior to the preferred stock as to dividends and upon liquidation).

     We will not owe any interest, or any money in lieu of interest, on any dividend payment on any series of the preferred stock that may be past due.

     REDEMPTION. A series of our preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified in the applicable prospectus supplement. Redeemed shares of our preferred stock will become authorized but unissued shares of preferred stock that we may issue in the future.

     The prospectus supplement relating to a series of our preferred stock that is subject to mandatory redemption will specify the number of shares of such preferred stock that we will redeem each year and the redemption price per share. If shares of our preferred stock are redeemed, we will pay all accrued and unpaid dividends thereon (which will not, if such preferred stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) up to but excluding the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for our preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such preferred stock may provide that, if no such capital stock will have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock will automatically and mandatorily be converted into shares of our applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

     If fewer than all the outstanding shares of our preferred stock of any series are to be redeemed, our board will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot or by any other method as may be determined by our board.

     Even though the terms of a series of the Cumulative Preferred Stock may permit redemption of such preferred stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

     - we will not redeem any preferred stock of that series unless we simultaneously redeem all outstanding preferred stock of that series; and

     - we will not purchase or otherwise acquire any preferred stock of that series.

     The prohibition discussed in the preceding sentence will not prohibit us from purchasing or acquiring preferred stock of that series pursuant to a purchase or exchange offer if we make the offer on the same terms to all holders of that series.

     CONVERSION RIGHTS. The prospectus supplement relating to a series of convertible preferred stock will describe the terms on which shares of such series are convertible into our common stock.

     RIGHTS UPON LIQUIDATION. Unless the applicable prospectus supplement states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of our preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or any other class or series of shares ranking junior to such preferred stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such preferred stock plus accrued and unpaid dividends (which will not, if such preferred stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If we voluntarily or involuntarily liquidate, dissolve or wind up our business and the amounts payable with respect to our preferred stock of any series and any of our other securities ranking equal as to any such distribution are not paid in full, the holders of such preferred stock and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts
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

to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of our preferred stock of any series will not be entitled to any further participation in any distribution of our assets.

     VOTING RIGHTS. Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of our preferred stock will not be entitled to vote. If the holders of a series of our preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, each such share will be entitled to one vote on matters on which holders of such series of preferred stock are entitled to vote. For any series of our preferred stock having one vote per share, the voting power of such series, on matters on which holders of such series and holders of other series of our preferred stock are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of preferred stock.

     Unless we receive the consent of the holders of an outstanding series of preferred stock and the outstanding shares of all other series of preferred stock which (i) rank equal with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of our business and (ii) have voting rights that are exercisable and that are similar to those of such series, we will not:

     - authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such outstanding preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our business; or

     - amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our certificate or of the resolutions contained in any certificate of designations creating such series of preferred stock so as to materially and adversely affect any right, preference privilege or voting power of such outstanding preferred stock.

     This consent must be given by the holders of a majority of all such outstanding preferred stock described in the preceding sentence, voting together as a single class. We will not be required to obtain this consent with respect to the actions listed in the second bullet point above, however, if we only (i) increase the amount of the authorized preferred stock, (ii) create and issue another series of preferred stock, or (iii) increase the amount of authorized shares of any series of preferred stock, if such preferred stock in each case ranks equal with or junior to the preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of our business.

                          DESCRIPTION OF COMMON STOCK

     This section describes the general terms and provisions of the shares of our common stock, par value $0.0001 per share. The summary is not complete and is qualified in its entirety by reference to the description of our common stock incorporated by reference in this prospectus. We have also filed our certificate of incorporation and our bylaws as exhibits to the registration statement, of which this prospectus is a part. You should read our certificate of incorporation and our bylaws for additional information before you buy any of our common stock. See "Where You Can Find More Information."

     GENERAL. As of April 30, 2001, our authorized common stock was 150,000,000 shares, of which 15,794,575 shares were issued and outstanding.

     VOTING RIGHTS. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

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

     DIVIDENDS. Holders of common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

     OTHER RIGHTS. In the event of liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any shares of preferred stock then outstanding, the holders of common stock are entitled to share ratably in all assets available for distribution. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

ANTI-TAKEOVER PROVISIONS

     Certain Provisions of our Certificate of Incorporation and By-Laws may have Anti-Takeover Effects. A number of provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of stockholders. Some of these provisions, including, but not limited to, the inability of stockholders to take action by unanimous written consent, supermajority voting provisions with respect to any amendment of voting rights provisions, the filling of vacancies on the board of directors by the affirmative vote of a majority of the remaining directors, and the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further stockholder action, may be deemed to have anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of our common stock. The board of directors believes these provisions are appropriate to protect our interests and the interests of our stockholders. The board of directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

     Delaware Anti-Takeover Provisions. We are subject to Section 203 of the Delaware General Corporation Law, which prohibit a publicly-held Delaware corporation from engaging in a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years following the date such person became an "interested stockholder" unless:

     - before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

     - upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

     - at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding vote stock of the corporation which is not owned by the interested stockholder.

     The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business

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

combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our certificate of incorporation does not contain any such exclusion.

     Connecticut Anti-Takeover Provisions. The laws of the State of Connecticut, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Section 33-840 of the Connecticut Business Corporation Act prohibits certain publicly-held foreign corporations that are based in Connecticut from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the company) with an "interested stockholder" as defined in the Connecticut Business Corporation Act for a period of five years from the date of the stockholder's purchase of stock, unless approved in a prescribed manner. The application of this statute could prevent a change of control. Generally, approval is required by the board of directors, by a majority of our non-employee directors by 80% of the outstanding voting shares and two-thirds of the voting power of the outstanding shares of the voting stock other than shares held by the interested stockholder. We can give no assurance that these provisions would not prevent us from entering into a business combination that otherwise would be beneficial to us or to our stockholders.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

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

                              PLAN OF DISTRIBUTION

     GENERAL. We may sell the securities offered by this prospectus in any of three ways:

     - through underwriters;

     - through agents; or

     - directly to a limited number of institutional purchases or to a single purchaser.

     The prospectus supplement for the securities we sell will describe that offering, including:

     - the name or names of any underwriters;

     - the purchase price and the proceeds to us from that sale;

     - any underwriting discounts and other items constituting underwriters' compensation; and

     - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     UNDERWRITERS. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise provided in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

     The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

     We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting or terms agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to convey syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     AGENTS. We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable

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

by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the applicable prospectus supplement.

     DIRECT SALES. We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

     INDEMNIFICATION. We may indemnify underwriters, dealers or agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act of 1933, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

     LISTING. Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on any securities exchange, except for our common stock, which is quoted on the Nasdaq National Market, and any underwriters or dealers will not be obligated to make a market in these securities. We cannot predict the activity or liquidity of any trading in these securities.

                                 LEGAL MATTERS

     Our counsel, Robinson & Cole LLP, Stamford, Connecticut, has issued an opinion on the validity of the offered securities.

                                    EXPERTS

     The consolidated financial statements of FuelCell Energy, Inc. as of October 31, 2000 and 1999 and for each of the years in the three-year period ended October 31, 2000 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent public accountants, incorporated by reference and upon the authority of that firm as experts in accounting and auditing.

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                                3,000,000 SHARES

                             [FUELCELL ENERGY LOGO]

                                  COMMON STOCK

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                             PROSPECTUS  SUPPLEMENT
                 ----------------------------------------------

                              MERRILL LYNCH & CO.

                                 JUNE 11, 2001

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